04045430

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Alchemia Limited

*CURRENT ADDRESS 3 Hi-Tech Court, Brisbane Technology Park
Eight Mile Plains QLD 4113
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 08 2004
THOMSON
FINANCIAL

FILE NO. 82- 34880 FISCAL YEAR

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: lm
DAT : 10/7/04

The directors present their report together with the financial statements of Alchemia Limited for the financial year ended 30 June 2003, and the state of affairs of the company at that date.

Directors

The names and details of the company's directors in office at the date of this report are :

Mel Bridges – Chairman (appointed 2 October 2003)
Mel has spent the majority of his career in the biotech and healthcare industry, where he has over 30 years experience. He has founded and managed successful diagnostics, biotech and medical device businesses over this period. A Fellow of the Australian Institute of Company Directors, Mel co-founded listed company PANBIO, raising $17 million in its IPO, and is currently Chairman of a number of listed and unlisted companies including, Peptech, Genetic Solutions, Farmacule and ToxiTech. He is also the founder and non-executive director of the medical device group, Impedimed.

Businesses Mel has founded have won numerous awards including, the Queensland Export Award, Qld. And Australian Small Business of the Year, Queensland Top 400, BRW's Top 100 Fastest Growing Companies for 7 consecutive years and The Australian Quality Award. In 2000 Mel was awarded the Business Bulletin "Business Star of the Year" and last year was awarded Ernst & Young's Entrepreneur of the Year.

Tracie E Ramsdale - Chief Executive Officer (appointed 9 July 2003)
Dr Tracie Ramsdale was our Foundation General Manager. Dr Ramsdale has extensive experience in research management and technology commercialisation. Before establishing Alchemia, Dr Ramsdale was employed as a Principal Investigator and Commercial Manager of the Centre for Drug Design and Development at the University of Queensland. In her role as commercial manager, Dr Ramsdale was responsible for the management of the Centre's intellectual property and its commercialisation. In her role as Principal Investigator (Bioassay), Dr Ramsdale was responsible for management of commercially-funded and academic research programs.

Dr Paul Goddard (resigned 7 August 2003) After 15 years in senior management positions with Smithkline Beecham Pharmaceuticals, Dr Goddard was the Chairman and CEO of the Neurex Corporation from 1991 to 1998. The sale of Neurex to Elan Pharmaceuticals (a division of Elan Corporation) gained Dr Goddard the position of President and CEO of Elan Pharmaceuticals. He obtained his doctorate from St Marys Hospital, London, in the area of aetiology and pathophysiology of Colon Cancer. Dr Goddard also serves on the board of directors of Adolor Corporation, Molecular Devices, Onyx Pharmaceuticals, and Point Biomedical Inc. He also serves as Chairman of AP Pharma.

Professor Peter Andrews recently retired as CEO of IMBcom, and prior to that was the Director of the Centre for Drug Design and Development at the University of Queensland. He was formerly Chairman of the Australian Institute of Marine Science, and a Director of Agen Limited and Biota Limited. He has been at the forefront of efforts to foster the development of an Australian research-based pharmaceutical industry, while at the same time promoting strong scientific and commercial linkages between Australian and international companies and research groups.

Dr Kevin Healey is Managing Director of Medica Holdings Limited, which has interests across a range of biomedical technology companies. Previously, as Director of Insite Advisors Pty Ltd, Dr Healey was a consultant to the biomedical industry, particularly focused on the commercialization of emerging technologies. He has undertaken a wide range of technology audit, valuation and strategy assignments for technology companies, investors and government. Dr Healey has a PhD in chemistry (toxicology) and was previously Head of a large research group at CSL in the areas of protein chemistry and immunodiagnostics. Mr Nicholas Matthiou is an Alternate Director for Dr Kevin Healey.

Mr Errol Malta (appointed 27 October 2003) has over 14 years experience in the pharmaceutical/biotechnology industry in drug development. In that time he worked over ten years with Amgen serving eight years at its global headquarters in California US where he was Product Development Team Leader, responsible for global drug development and commercialisation in the US, Europe and Japan, for a number of different molecules. He was responsible for five successful new-molecule IND submissions to FDA and other regulatory agencies, subsequent Phase I/II programs, as well as a number of Phase III and IV trials. Upon return to Australia he was appointed Director of Scientific Affairs at Amgen Australia and Head of the Melbourne Office.

Over the last 18 months he has been a consultant to a number of biotechnology companies in early phase product development in Australia, and currently is on the boards of two Australian biotechnology companies.

ALCHEMIA LIMITED

DIRECTORS' REPORT

Review of Operations

The net amount of the after tax loss from ordinary activities of the consolidated entity for the year ended 30 June 2003 is $6,863,596 (2002: loss $6,982,038).

Changes in State of Affairs

There has been no significant change in the state of affairs of the company since the end of the previous financial year, other than as otherwise disclosed in this report or in these financial statements.

Significant Events after Balance Date

(i) Subsequent to year end the company entered into a research and development/commercialisation and distribution agreement with American Pharmaceutical Partners, Inc (APP). Under this Agreement, Alchemia has been engaged by APP to develop a process, on a laboratory scale basis, with economically viable scale-up potential for the commercial production of Synthetic Heparin, a pharmaceutical agent for the prevention and treatment of certain disorders in humans ('Project'). The initial term of this Agreement is ten years from the first date of approval of an Abbreviated New Drug Application ('ANDA') in respect of any form or dosage of Synthetic heparin ('Product'), subject to earlier termination under the terms of the Agreement.

APP will fund this Project up to the amount of US$2.5 million, payable by:

(a) a lump sum of US$1.25 million payable within 10 days of execution of the Agreement; and

(b) quarterly reimbursement of Alchemia's research costs in respect of the Project, up to a maximum of US$1.25 million.

In return for receiving this funding for the Project from APP, Alchemia will issue to APP:

(a) preferred series A shares in Alchemia to the value of US$1.25 million, correlating to the initial payment made by APP; and

(b) ordinary shares in Alchemia on a quarterly basis to the value of any research costs reimbursed to it by APP.

The number of shares issued to APP in respect of this equity investment shall be determined by dividing the amount of such payment by the offer price of ordinary shares, less a 15% discount at such time as Alchemia undertakes an initial public offering. The preferred series A shares must be converted to ordinary shares in Alchemia, at the latest, immediately prior to Alchemia listing on a stock exchange.

Under the Agreement, Alchemia will commission DowPharma, a business unit of The Dow Chemical Company or its sublicensee to perform a process development scale-up study to produce Synthetic Heparin in commercial quantities. Alchemia will bear the costs of the scale-up study, assisted by an interest free loan from APP of up to 50% of the costs of that scale-up study or US$1.25 million, whichever is the lesser amount. This loan may be repaid, at APP's option, in cash or by issuing to APP ordinary shares in Alchemia to the value of the loan.

APP must pay to Alchemia:

- a one-time milestone payment of US$1.5 million when gross sales of the Product in the US exceed US$300 million at any time after approval of the first ANDA, provided that no other entity has received approval to market a generic form of Synthetic Heparin in the US in the same dosage form marketed or to be marketed by APP; and

- a one-time milestone payment of US$2 million when, during the previous 12 month period, gross sales of the Product by APP and its Affiliates exceed US$100 million.

Alchemia is also entitled to receive half of all profits resulting from the sale of the Product by APP and its Affiliates.

The agreement may be terminated by APP on 90 days' notice after the first 12 months of the term if APP reasonably determines that it is economically infeasible to continue with the Project or scale-up study in view of the prospects for

commercially successful development of the Product or if it reasonably determines that continued commercialisation and marketing of the Product is economically not feasible.

(ii) Alchemia has been informed that The Industry Research and Development Board has approved, in principle, an additional start grant (GRA02889), for funding for Alchemia to conduct a research program in relation to new methods of preparing heparin derivatives. The START grant provides for funding of 50% of eligible expenditure to a maximum of $4,548,595. This funding has been approved in principle, on the condition that a written agreement being executed between the Industry Research and Development Board and Alchemia by 21 October 2003. This condition has been met however signed approval from The Industry Research and Development Board is pending.

(iii) On 9 October 2003 Alchemia Pty Limited changed its corporate status and name to Alchemia Limited.

(iv) Other subsequent events related to contributed equity are disclosed in note 14.

Likely Developments

In the opinion of the directors, disclosure of information regarding likely developments in the operations of the company and the expected results of those operations in subsequent financial years would prejudice the interests of the company. Accordingly this information has not been included in this report.

Indemnification and Insurance of Directors and Officers

During or since the end of the financial year the company has paid premiums in respect of a contract insuring all the directors and nominated officers of Alchemia Limited against liabilities incurred in their role as directors or officers.

The total amount of insurance contract premium paid was $36,960.

Signed in accordance with the resolution of the directors.

On behalf of the Directors :

....
Melvyn Bridges
DIRECTOR

T. Ramsdale
....
Tracie Ramsdale
DIRECTOR

BRISBANE
DATE: 31 October 2003

ERNST & YOUNG

1 Eagle Street
Brisbane QLD 4000
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

Tel 61 7 3011 3333
Fax 61 7 3011 3100
DX 165 Brisbane

Independent audit report to members of Alchemia Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Alchemia Limited (the company) and the consolidated entity, for the year ended 30 June 2003. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgment of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion, the financial report of Alchemia Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of Alchemia Limited and the consolidated entity at 30 June 2003 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

Graeme Browning

Graeme Browning
Partner
Brisbane
Date: 31 October 2003

ALCHEMIA LIMITED

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of Alchemia Limited, we make the following statement.

In the opinion of the directors:

(a) the financial statements and notes of the company and of the consolidated entity are in accordance with the Corporations Act 2001 including:

  (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2003 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Melvyn Bridges
DIRECTOR

T Ramsdale
Tracie Ramsdale
DIRECTOR

BRISBANE
DATE: 31 October 2003

ALCHEMIA LIMITED

STATEMENT OF FINANCIAL PERFORMANCE

FOR THE YEAR ENDED 30 JUNE 2003

	Notes	Consolidated Entity 2003 $	Consolidated Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
REVENUE FROM ORDINARY ACTIVITIES	2	2,408,962	2,370,487	2,406,653	2,363,747
Total expenses	3a	(9,272,558)	(9,352,525)	(8,935,456)	(9,249,683)
LOSS FROM ORDINARY ACTIVITIES BEFORE INCOME TAX		**(6,863,596)**	**(6,982,038)**	**(6,528,803)**	**(6,885,936)**
INCOME TAX RELATING TO ORDINARY ACTIVITIES	4	-	-	-	-
LOSS FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE		(6,863,596)	(6,982,038)	(6,528,803)	(6,885,936)
TOTAL REVENUES, EXPENSES, AND VALUATION ADJUSTMENTS ATTRIBUTABLE TO MEMEBRS OF ALCHEMIA LIMITED AND RECOGNISED DIRECTLY IN EQUITY					
TOTAL CHANGES IN EQUITY OTHER THAN THOSE RESULTING FROM TRANSACTIONS WITH OWNERS AS OWNERS	15	(6,863,596)	(6,982,038)	(6,528,803)	(6,885,936)

ALCHEMIA LIMITED

STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2003

	Notes	Consolidated Entity 2003 $	Consolidated Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
CURRENT ASSETS					
Cash	17	3,888,652	7,155,454	3,836,265	7,069,774
Receivables	5	1,044,939	1,425,783	1,010,972	1,163,503
Other	6	69,034	28,205	69,034	28,205
TOTAL CURRENT ASSETS		5,002,625	8,609,442	4,916,271	8,261,482
NON-CURRENT ASSETS					
Property, plant and equipment	7	3,505,505	4,842,654	3,505,505	4,811,580
Receivables	8	-	-	-	-
Interest in subsidiary	23	-	-	2,000	-
TOTAL NON-CURRENT ASSETS		3,505,505	4,842,654	3,507,505	4,811,580
TOTAL ASSETS		**8,508,130**	**13,452,096**	**8,423,776**	**13,073,062**
CURRENT LIABILITIES					
Payables	9	481,464	573,237	459,824	563,494
Deferred revenue		177,465	-	177,465	-
Interest bearing liabilities	10	1,063,759	947,035	1,063,759	947,035
Provisions	11	195,370	219,298	167,154	219,298
TOTAL CURRENT LIABILITIES		1,918,058	1,739,570	1,868,202	1,729,827
NON-CURRENT LIABILITIES					
Interest bearing liabilities	12	184,516	1,227,011	184,516	1,227,011
Provisions	13	51,182	26,540	51,182	26,540
TOTAL NON-CURRENT LIABILITIES		235,698	1,253,551	235,698	1,253,551
TOTAL LIABILITES		**2,153,756**	**2,993,121**	**2,103,900**	**2,983,378**
NET ASSETS		**6,354,374**	**10,458,975**	**6,319,876**	**10,089,684**
EQUITY					
Contributed equity	14	26,060,600	23,301,605	26,060,600	23,301,605
Accumulated losses	15	(19,706,226)	(12,842,630)	(19,740,724)	(13,211,921)
TOTAL EQUITY		**6,354,374**	**10,458,975**	**6,319,876**	**10,089,684**

STATEMENT OF CASH FLOWS

YEAR ENDED 30 JUNE 2003

	Notes	Consolidated Entity 2003 $	Consolidated Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from grants		2,367,900	1,371,065	2,367,900	1,371,065
Receipts from licence fees and other income		-	27,023	-	-
Payments to suppliers and employees		(7,390,501)	(8,160,818)	(6,972,589)	(6,769,374)
Interest received		218,527	538,726	216,218	531,986
Interest paid		(167,778)	(202,871)	(167,778)	(197,335)
NET CASH FLOWS (USED IN) OPERATING ACTIVITIES	17(b)	**(4,971,852)**	**(6,426,875)**	**(4,556,249)**	**(5,063,658)**
CASH FLOWS FROM INVESTING ACTIVITIES					
Advances to Alchemia Inc		-	-	(373,518)	(1,297,760)
Purchase of shares in Alchemia Inc		-	-	(2,000)	-
Payments for property, plant and equipment		(101,675)	(619,787)	(108,467)	(603,475)
NET CASH FLOWS (USED IN) INVESTING ACTIVITIES		(101,675)	(619,787)	(483,985)	(1,901,235)
CASH FLOWS FROM FINANCING ACTIVITIES					
Finance lease principal repayments		(952,270)	(600,884)	(952,270)	(600,884)
Proceeds from the issue of shares		2,758,995	-	2,758,995	-
NET CASH FLOWS PROVIDED BY / (USED IN) FINANCING ACTIVITIES		**1,806,725**	**(600,884)**	**1,806,725**	**(600,884)**
NET INCREASE / (DECREASE) IN CASH HELD		(3,266,802)	(7,647,546)	(3,233,509)	(7,565,777)
CASH AT BEGINNING OF THE FINANCIAL YEAR		7,155,454	14,803,000	7,069,774	14,635,551
CASH AT END OF THE FINANCIAL YEAR	17(a)	**3,888,652**	**7,155,454**	**3,836,265**	**7,069,774**

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e) Foreign Currencies (continued)

All resulting exchange differences arising on settlement or re-statement are brought to account in determining the net profit or loss for the financial year, and transaction costs, premiums and discounts on forward currency contracts are deferred and amortised over the life of the contract.

Translation of financial reports of overseas operations
Where overseas operations are deemed self-sustaining as each is financially and operationally independent of Alchemia Limited, their financial reports are translated using the current rate method and any exchange differences are taken directly to the foreign currency translation reserve.

Where overseas operations are deemed integrated, that is they are financially and operationally dependent on Alchemia Limited, their financial reports are translated using the temporal method and any exchange differences are taken directly to the Statement of Financial Performance.

f) Recoverable Amount

Non-current assets are not revalued to an amount exceeding their recoverable amount, and where carrying values exceed this recoverable amount asset values are written down. In determining recoverable amount the expected net cash flows have not been discounted to their present value.

g) Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific criteria must also be met before revenue is recognised:

Grant and licence fees
Revenue arising from research grants and licence fees are recognised upon actual receipt of monies.

Interest
Control of the right to receive consideration for the provision of, or investment in, assets has been attained.

h) Cash

Cash on hand and in banks and short term deposits are stated at nominal value. For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within two working days, net of outstanding bank overdrafts.

i) Receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectible debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written-off as incurred.

Receivables from related parties are recognised and carried at the nominal amount due less a provision for any uncollectible debts. Where applicable, interest is taken up as income on an accrual basis.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l) Payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Payables to related parties are carried at the principal amount. Interest, when charged by the lender, is recognised as an expense on an accrual basis.

m) Interest-bearing liabilities

All loans are measured at the principal amount. Interest is charged as an expense as it accrues.

Finance lease liability is determined in accordance with the requirements of AASB 1008 "Leases".

n) Income Tax

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the accounts and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefits relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

Goods and Services Tax (GST)
Revenues, expenses and assets are recognised net of the amount of GST except:

- Where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

o) Provision for Employee benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, and long service leave. The company has adopted the revised Accounting Standard AASB 1028 "Employee Benefits", which has not led to a material adjustment.

Liabilities arising in respect of wages and salaries, annual leave, and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

	Notes	Consolidated Entity 2003 $	Consolidated Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
2. REVENUE FROM ORDINARY ACTIVITIES					
Grant income		2,190,435	1,825,337	2,190,435	1,825,337
Interest income		218,527	531,986	216,218	531,986
Other income		-	13,164	-	6,424
Operating revenue		2,408,962	2,370,487	2,406,653	2,363,747

3. LOSS FROM ORDINARY ACTIVITIES

(a) Total expenses comprise of:

	Notes	Consolidated Entity 2003 $	Consolidated Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
Payroll expenses		3,492,381	3,588,964	2,840,975	2,938,868
Business development and conferences		288,835	501,886	797,140	275,582
Recruitment and staff development		67,929	196,357	67,929	196,357
Provision for intercompany loan		-	-	373,518	1,297,760
Depreciation and amortisation expense	3(b)	1,452,293	1,201,929	1,437,507	1,187,898
Laboratory expenses		1,042,636	1,001,935	1,042,636	1,001,935
Consultancy expenses		514,125	533,170	457,338	327,425
Borrowing costs expense		168,870	197,335	168,870	197,335
Patent fees expense		316,097	173,942	316,097	173,942
Board expenses		216,667	331,569	216,667	331,569
Grant expenses		197,209	241,439	197,209	241,439
Rent and occupancy expense		743,658	547,371	410,044	367,402
Other expenses		771,858	836,628	609,526	712,171
Total expenses		9,272,558	9,352,525	8,935,456	9,249,683

ALCHEMIA LIMITED

NOTES (Continued)

	Notes	Consolidated Entity 2003 $	Consolidated Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
5. RECEIVABLES (CURRENT)					
Security deposits (b)		1,044,939	1,233,111	1,010,972	971,710
GST receivable		-	182,094	-	182,094
Other receivables		-	10,578	-	9,699
		1,044,939	1,425,783	1,010,972	1,163,503
a) Australian dollar equivalents of amounts receivable (including security deposits) in foreign currencies not effectively hedged.					
- United States dollars		33,967	262,280	-	-

b) Short term deposits have an average maturity of 5 months and effective interest rates of 5.5% to 5.6%.

	Notes	Consolidated Entity 2003 $	Consolidated Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
6. OTHER CURRENT ASSETS					
Prepayments		69,034	28,205	69,034	28,205
7. PROPERTY, PLANT AND EQUIPMENT					
Leasehold improvements					
At cost		1,593,664	1,593,664	1,593,664	1,593,664
Provision for accumulated depreciation		(716,896)	(445,972)	(716,896)	(445,972)
		876,768	1,147,692	876,768	1,147,692
Plant and equipment					
At cost		2,525,556	2,422,992	2,525,556	2,366,306
Provision for accumulated depreciation		(1,627,732)	(1,008,208)	(1,627,732)	(982,596)
		897,824	1,414,784	897,824	1,383,710
Plant and equipment under lease					
At cost		2,859,340	2,853,929	2,859,340	2,853,929
Provision for accumulated amortisation		(1,128,427)	(573,751)	(1,128,427)	(573,751)
		1,730,913	2,280,178	1,730,913	2,280,178
Total property, plant and equipment					
At cost		6,978,560	6,870,585	6,978,560	6,813,899
Provision for accumulated depreciation and amortisation		(3,473,055)	(2,027,931)	(3,473,055)	(2,002,319)
Total written down value		3,505,505	4,842,654	3,505,505	4,811,580

	Notes	Consolidated Entity 2003	Consolidated Entity 2002	Parent Entity 2003	Parent Entity 2002
		$	$	$	$
8. RECEIVABLES (NON-CURRENT)					
Loan to Alchemia Inc		-	-	3,173,802	2,800,018
Provision for diminution		-	-	(3,173,802)	(2,800,018)
		-	-	-	-

The loan to Alchemia Inc has no fixed repayment terms and is non-interest bearing.

	Consolidated Entity 2003	Consolidated Entity 2002	Parent Entity 2003	Parent Entity 2002
9. PAYABLES (CURRENT)				
Trade creditors	176,613	495,303	176,583	485,560
GST payable	59,991	-	59,991	-
Other creditors and accruals	244,860	77,934	223,250	77,934
	481,464	573,237	459,824	563,494
(a) Australian dollar equivalents of amounts payable in foreign currencies not effectively hedged.				
- United States dollars	21,640	9,743	-	-

Trade liabilities are normally settled on 30 day terms.

	Consolidated Entity 2003	Consolidated Entity 2002	Parent Entity 2003	Parent Entity 2002
10. INTEREST BEARING LIABILITIES (CURRENT)				
Finance Lease and Hire Purchase liabilities	1,063,759	947,035	1,063,759	947,035

The lease and hire purchase liabilities are secured by a charge over the leased assets. Refer to note 16.
As at balance date, the economic entity had finance leases with an average lease terms of 4 years. The average discount rate implicit in the leases is 7.7%.

	Consolidated Entity 2003	Consolidated Entity 2002	Parent Entity 2003	Parent Entity 2002
11. PROVISIONS (CURRENT)				
Employee benefits	195,370	219,298	167,154	219,298

	Consolidated Entity 2003	Consolidated Entity 2002	Parent Entity 2003	Parent Entity 2002
12. INTEREST BEARING LIABILITIES (NON-CURRENT)				
Finance Lease and Hire Purchase liabilities	184,516	1,227,011	184,516	1,227,011

The lease and hire purchase liabilities are secured by a charge over the leased assets. Refer to note 16.
As at balance date, the economic entity had finance leases with an average lease terms of 4 years. The average discount rate implicit in the leases is 7.7%.

ALCHEMIA LIMITED

NOTES (Continued)

14. CONTRIBUTED EQUITY (continued)

Employees and Officers Option Plan :

During the year ended 30 June 2003, 60,500 (30 June 2002: 117,869) options were issued over ordinary shares pursuant to the *Employees and Officers Option Plan*. The options issued under the *Employees and Officers Option Plan* may be exercised any time three years after the issue date and expire five years after the issue date. No consideration was provided by employees and officers in exchange for the options.

The following tables summarises information about options outstanding and exercisable at 30 June 2003:

	2003		2002	
	Number or options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of year	382,142	$9.13	269,273	$5.80
- granted	60,500	$16.97	117,869	$17.06
- forfeited	(52,500)	$15.24	(5,000)	$17.06
- exercised	-	-	-	-
Balance at end of year	390,142	$9.52	382,142	$9.13
Exercisable at end of year	205,273	$4.55	130,020	$3.58

(a) Options held at the beginning of the reporting period

The following table summarises information about options as at 1 July 2002:

Number of options	Grant date	Vesting date	Expiry date	Exercise price
30,010	1 January 1998	1 January 2001	1 January 2003	$2.34
30,010	1 January 1998	1 January 2001	1 January 2003	$3.12
1,000	19 November 1998	19 November 2001	18 November 2003	$4.31
2,500	18 January 1999	18 January 2002	17 January 2004	$4.31
17,500	29 January 1999	29 January 2002	28 January 2004	$4.31
44,000	29 January 1999	29 January 2002	28 January 2004	$4.31
5,000	8 March 1999	8 March 2002	7 March 2004	$4.31
5,000	13 September 1999	13 September 2002	12 September 2004	$4.31
5,000	20 September 1999	20 September 2002	19 September 2004	$4.31
5,000	3 January 2000	3 January 2003	2 January 2005	$6.26
2,500	24 January 2000	24 January 2003	23 January 2005	$6.26
3,000	14 February 2000	14 February 2003	13 February 2005	$6.26
7,500	1 March 2000	1 March 2003	28 February 2005	$6.26
5,000	6 March 2000	6 March 2003	5 March 2005	$6.26
38,753	25 March 2000	25 March 2003	24 March 2005	$6.26
10,000	17 April 2000	17 April 2003	16 April 2005	$7.71
2,500	7 August 2000	7 August 2003	6 August 2005	$7.71
5,000	18 September 2000	18 September 2003	17 September 2005	$7.71
40,000	1 January 2001	1 January 2004	1 January 2006	$11.37
10,000	15 February 2001	15 February 2004	14 February 2006	$7.71
5,000	1 July 2001	1 July 2004	30 June 2006	$17.06
7,500	1 July 2001	1 July 2004	30 June 2006	$17.06
37,500	2 November 2001	2 November 2004	1 November 2006	$17.06
41,000	2 November 2001	2 November 2004	1 November 2006	$17.06
14,369	2 January 2002	2 January 2005	1 January 2007	$17.06
7,500	2 January 2002	2 January 2005	1 January 2007	$17.06
382,142				

14. CONTRIBUTED EQUITY (continued)

Employees and Officers Option Plan (continued) :

(b) Options granted during the reporting period

The following table summarises information about options granted by Alchemia Limited during the year:

Number of options	Grant date	Vesting date	Expiry date	Exercise price
44,500	26 July 2002	26 July 2005	25 July 2007	$17.06
15,000	7 October 2002	7 October 2005	6 October 2007	$17.06
1,000	17 June 2003	17 June 2006	16 June 2008	$11.37
60,500				

(c) There were no options exercised during the period

(d) Options forfeited during the reporting period

The following table summarises information about options forfeited during the year:

Number of options	Grant date	Vesting date	Expiry date	Exercise price
1,000	19 November 1998	19 November 2001	18 November 2003	$4.31
2,500	24 January 2000	24 January 2003	23 January 2005	$6.26
3,000	14 February 2000	14 February 2003	13 February 2005	$6.26
2,500	7 August 2000	7 August 2003	6 August 2005	$7.71
5,000	1 July 2001	1 July 2004	1 July 2006	$17.06
31,000	2 November 2001	2 November 2004	1 November 2006	$17.06
2,500	2 January 2002	2 January 2005	1 January 2007	$17.06
5,000	26 July 2002	26 July 2005	25 July 2007	$17.06
52,500				

14. CONTRIBUTED EQUITY (continued)

Other options

Subsequent to year-end under the terms of an employment contract, the company is committed to issue additional options totalling approximately 52,000 options having an average exercise price of $11.37 ($5.69 after the option exercise price adjustment), vesting 3 years from date of grant and expiring 5 years from date of grant.

Dow Options

On 30 November 2000, the company entered into an agreement with the Dow Chemical Company. Under the terms of the agreement, Dow was granted 275,000 options having an exercise price of USD$10 to purchase shares in Alchemia Limited. In the event of any additional issue of shares by Alchemia (except for those already committed at that time and those issued to directors, employees and consultants to the company), Dow is to be issued additional options in order to maintain its level of options to 6% of Alchemia's outstanding share capital. All options granted to Dow vest immediately, and expire on the first of 5 years from the effective date of the agreement or the effective date of an underwritten public offering of shares pursuant to a registration statement under the US Securities Act of 1933

Under the anti-dilution clause and as a result of capital raising by Alchemia, Dow was entitled to an additional 37,732 options in February 2001 and 25,865 options in June 2003. At 30 June 2003, Dow's total options are 338,597, having an average exercise price of $14.02.

Subsequent to year-end, the company issued an additional 431,093 Preferred Series B Shares to the shareholders who participated in the 13 June 2003 capital raising for nil consideration. The company also issued approximately 2,971,486 ordinary shares to American Pharmaceutical Partners Inc (refer to note 24 for further details). As a result, Dow is to be issued an additional 284,502 options under the same terms and conditions bringing the total Dow options to 623,099 at an average exercise price of $7.37.

	Notes	Consolidated Entity 2003 $	Consolidated Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
15. ACCUMULATED LOSSES					
Accumulated losses		(19,706,226)	(12,842,630)	(19,740,724)	(13,211,921)
Balance at beginning of financial year		(12,842,630)	(5,860,592)	(13,211,921)	(6,325,985)
Net loss attributable to members of Alchemia Limited		(6,863,596)	(6,982,038)	(6,528,803)	(6,885,936)
Balance at end of financial year		(19,706,226)	(12,842,630)	(19,740,724)	(13,211,921)

ALCHEMIA LIMITED

NOTES (Continued)

	Notes	Consolidated Entity 2003 $	Consolidated Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
16. EXPENDITURE COMMITMENTS					
(i) Operating leases (non-cancellable)					
- not later than one year		282,580	461,664	282,580	305,664
- later than one year and not later than five years		306,128	945,050	306,128	646,050
- aggregate lease expenditure contracted for at balance date		588,708	1,406,714	588,708	951,714
(ii) Finance Lease and Hire Purchase liabilities:					
- not later than one year		1,133,605	1,102,803	1,133,605	1,102,803
- later than one years and not later than five years		189,490	1,298,761	189,490	1,298,761
- total minimum lease payments		1,323,095	2,401,564	1,323,095	2,401,564
- future finance charges		(74,820)	(227,518)	(74,820)	(227,518)
- lease liability		1,248,275	2,174,046	1,248,275	2,174,046
- current liability		1,063,759	947,035	1,063,759	947,035
- non-current liability		184,516	1,227,011	184,516	1,227,011
		1,248,275	2,174,046	1,248,275	2,174,046

(iii) Effective 1 March 2003 the Company entered into an agreement with Industrial Research Limited for the performance of research and development activity. The Company have committed to pay a total of NZ$225,000, with NZ$18,750 payable monthly in advance over a period of 12 months. At 30 June 2003 the remaining commitment is NZ$150,000.

ALCHEMIA LIMITED

NOTES (Continued)

	Notes	Consolidated Entity 2003 $	Consolidated Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $

17. CASH FLOWS

(a) Reconciliation of cash

For the purposes of the statement of cash flows, cash includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Cash at the end of the financial period as shown in the statement of cash flows is reconciled to the related items in the balance sheet as follows:

Cash balance comprises:

	Consolidated Entity 2003 $	Consolidated Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
Cash on hand and at bank	123,685	244,053	71,298	158,373
Short term deposits	3,764,967	6,911,401	3,764,967	6,911,401
Closing cash balance	3,888,652	7,155,454	3,836,265	7,069,774

Cash held in short term deposits are readily convertible to cash. Cash has a weighted average effective interest rate of 4.65%.

(b) Reconciliation of net cash flows from operating activities to operating loss after income tax.

	Consolidated Entity 2003 $	Consolidated Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
Operating loss after income tax	(6,863,596)	(6,982,038)	(6,528,803)	(6,885,936)
Provision for inter company loans	-	-	373,518	1,297,760
Depreciation of property, plant and equipment	888,284	664,475	873,498	650,444
Amortisation of finance leases	564,009	537,454	564,009	537,454
Write off of plant and equipment	10,817	-	2,957	-
Loss from sale of plant and equipment	2,216	-	589	-
(Increase)/decrease in current receivables	193,076	(433,315)	(34,358)	(460,696)
(Increase)/decrease in other current assets	(30,388)	43,649	(31,267)	43,649
(Increase)/decrease in GST receivable	237,319	(144,765)	237,319	(144,765)
Increase/(decrease) in deferred revenue	177,465	-	177,465	-
Increase/(decrease) in current trade and other creditors	(206,075)	(231,039)	(217,982)	(220,272)
Increase/(decrease) in current provisions	30,379	108,809	2,164	108,809
Increase/(decrease) in non-current provisions	24,642	9,895	24,642	9,895
Net cash flows (used in) operating activities	(4,971,852)	(6,426,875)	(4,556,249)	(5,063,658)

c) Non-cash financing activities

Finance Lease Transactions

During the financial year the parent entity acquired plant and equipment with an aggregate fair value of $26,500 (2002: $1,593,958) by way of finance lease and hire purchase.

	Notes	Consolidated Entity 2003 $	Consolidated Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
18. AUDITORS' REMUNERATION					
Amounts received or due and receivable by the auditors of the company for:					
- an audit of the financial report of the company		19,000	19,000	19,000	19,000
- accounting advice to the company		14,200	8,186	14,200	8,186
- GST services and advice to the company		13,190	-	13,190	-
- tax and R&D services and advice to the company		17,901	23,966	17,901	23,966
- advice on capital raising to the company		8,855	16,625	8,855	16,625
		73,146	67,777	73,146	67,777

19. DIRECTORS REMUNERATION

	Consolidated Entity 2003 $	Consolidated Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
Income paid or payable, or otherwise made available, in respect of the financial year, to all directors of Alchemia Limited, directly or indirectly, from the entity or any related party:	150,204	273,064	-	-

$	2003 $	2002 $
0 – 9,999	5	5
150,000 – 159,999	1	-
260,000 – 269,999	-	1

The aggregate remuneration of the directors referred to in the above bands was $150,204 (2002: $273,064).

21. SEGMENT INFORMATION

During the year, the company operated in a single business segment, being research and development in the geographical regions of Australia and the United States.

Geographical Segment 2003	Australia	United States	Eliminations	Consolidated
Revenue from Sales to external customers	-	-	-	-
Other revenues	2,406,653	2,309	-	2,408,962
Inter-segment revenue		689,720	(689,720)	-
Total segment revenues	2,406,653	692,029	(689,720)	2,408,962
Depreciation and amortisation expense	(1,437,507)	(14,786)	-	(1,452,293)
Other non-cash expenses	(373,518)	-	373,518	-
Segment loss	(6,143,266)	(708,311)	373,518	(6,478,059)
Non-segment expenses				
Borrowing costs				(168,870)
Board costs				(216,667)
Consolidated entity loss from ordinary activities before income tax expense				(6,863,596)
Income tax expense				-
Consolidated entity loss from ordinary activities after income tax expense				(6,863,596)
Segment assets	8,423,776	86,354	(2,000)	8,508,130
Segment liabilities	2,103,900	3,223,658	(3,173,802)	2,153,756

Geographical Segment 2002	Australia	United States	Eliminations	Consolidated
Revenue from Sales to external customers	-	-	-	-
Other revenues	2,363,747	6,740	-	2,370,487
Inter-segment revenue	-	-	-	-
Total segment revenues	2,363,747	6,740	-	2,370,487
Depreciation and amortisation expense	(1,187,898)	(14,031)		(1,201,929)
Non-cash expenses other than depreciation & amortisation	(1,297,760)	-	1,297,760	-
Segment loss	(6,357,032)	(1,393,862)	1,297,760	(6,453,134)
Non-segment expenses				
Borrowing costs				(197,335)
Board costs				(331,569)
Consolidated entity loss from ordinary activities before income tax expense				(6,982,038)
Income tax expense				-
Consolidated entity loss from ordinary activities after income tax expense				(6,982,038)
Segment assets	13,073,062	379,034	-	13,452,096
Segment liabilities	2,983,378	2,809,761	(2,800,018)	2,993,121

24. SUBSEQUENT EVENTS (continued)

APP will fund this Project up to the amount of US$2.5 million, payable by:

(b) a lump sum of US$1.25 million payable within 10 days of execution of the Agreement; and

(b) quarterly reimbursement of Alchemia's research costs in respect of the Project, up to a maximum of US$1.25 million.

In return for receiving this funding for the Project from APP, Alchemia will issue to APP:

(a) preferred series A shares in Alchemia to the value of US$1.25 million, correlating to the initial payment made by APP; and

(b) ordinary shares in Alchemia on a quarterly basis to the value of any research costs reimbursed to it by APP.

The number of shares issued to APP in respect of this equity investment shall be determined by dividing the amount of such payment by the offer price of ordinary shares, less a 15% discount at such time as Alchemia undertakes an initial public offering. The preferred series A shares must be converted to ordinary shares in Alchemia, at the latest, immediately prior to Alchemia listing on a stock exchange.

Under the Agreement, Alchemia will commission DowPharma, a business unit of The Dow Chemical Company or its sublicensee to perform a process development scale-up study to produce Synthetic Heparin in commercial quantities. Alchemia will bear the costs of the scale-up study, assisted by an interest free loan from APP of up to 50% of the costs of that scale-up study or US$1.25 million, whichever is the lesser amount. This loan may be repaid, at APP's option, in cash or by issuing to APP ordinary shares in Alchemia to the value of the loan.

APP must pay to Alchemia:

- a one-time milestone payment of US$1.5 million when gross sales of the Product in the US exceed US$300 million at any time after approval of the first ANDA, provided that no other entity has received approval to market a generic form of Synthetic Heparin in the US in the same dosage form marketed or to be marketed by APP; and

- a one-time milestone payment of US$2 million when, during the previous 12 month period, gross sales of the Product by APP and its Affiliates exceed US$100 million.

Alchemia is also entitled to receive half of all profits resulting from the sale of the Product by APP and its Affiliates.

The agreement may be terminated by APP on 90 days' notice after the first 12 months of the term if APP reasonably determines that it is economically infeasible to continue with the Project or scale-up study in view of the prospects for commercially successful development of the Product or if it reasonably determines that continued commercialisation and marketing of the Product is economically not feasible.

(ii) Alchemia has been informed that The Industry Research and Development Board has approved, in principle, an additional start grant (GRA02889), for funding for Alchemia to conduct a research program in relation to new methods of preparing heparin derivatives. The START grant provides for funding of 50% of eligible expenditure to a maximum of $4,548,595. This funding has been approved in principle, on the condition that a written agreement being executed between the Industry Research and Development Board and Alchemia by 21 October 2003. This condition has been met however signed approval fromThe Industry Research and Development Board is pending.

(iii) On 9 October 2003 Alchemia Pty Limited changed its corporate status and name to Alchemia Limited.

(iv) Other subsequent events related to contributed equity are disclosed in note 14.

Alchemia

31 October 2003

Mr Graeme Browning
Ernst & Young
PO Box 7878
Brisbane Qld 4001

Dear Sir

This representation letter is provided in connection with your audit of the financial report of Alchemia Pty Limited (note Alchemia changed its name and status to Alchemia Limited on 9 October 2003) for the year ended 30 June 2003, for the purpose of you expressing an opinion as to whether the financial report is, in all material respects, presented fairly in accordance with Accounting Standards and UIG Consensus Views and the Corporations Act 2001.

We acknowledge our responsibility for ensuring that the financial report is in accordance with Accounting Standards and UIG Consensus Views and confirm that the financial report is free of material misstatements, including omissions.

We confirm, to the best of our knowledge and belief, the following representations made to you during your audit.

1. We have made available to you:

   a) All financial records and related data, other information, explanations and assistance necessary for the conduct of the audit; and

   b) Minutes of all meetings of directors.

2. There:

   a) Has been no fraud, error or non-compliance with laws and regulations involving management or employees who have a significant role in the internal control structure.

   b) Has been no fraud, error or non-compliance with laws and regulations that could have a material effect on the financial report.

   c) Have been no communications from regulatory agencies concerning non-compliance with, or deficiencies in, financial reporting practices that could have a material effect on the financial report.

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains Qld 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

Alchemia

9. Adequate amounts have been accrued for all local and foreign taxes on income including amounts applicable to prior years not finally settled and paid. Deferred income tax has been accounted for with respect to timing differences on a basis consistent with that of the preceding years. The realisation of the future income tax benefit, where booked, can be regarded as being assured beyond any reasonable doubt, or in respect of carried forward losses, as virtually certain.

10. Adequate provision has been made for adjustments and losses in collection of receivables.

11. The entity has satisfactory title to all assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral. Allowances for depreciation have been adjusted for all important items of property, plant and equipment that have been abandoned or are otherwise unusable.

12. The entity has complied with all aspects of contractual agreements that would have a material effect on the financial report in the event of non-compliance.

13. There were no material commitments for construction or acquisition of property, plant and equipment or to acquire other non-current assets, such as investments or intangibles, other than those disclosed in the financial report.

14. No events, except as already disclosed, have occurred subsequent to the balance sheet date that would require adjustment to, or disclosure in, the financial report.

15. We have brought all uncorrected misstatements to your attention.

16. You have brought to our attention misstatements aggregated during your audit and pertaining to the latest period, which remain uncorrected at 30 June 2003 and are summarised in the accompanying schedule. We have considered the effect of these uncorrected misstatements on the financial report, and we consider the misstatements are immaterial individually and in aggregate to the financial report taken as a whole.

17. We understand that your examination was made in accordance with Australian Auditing Standards and was, therefore, designed primarily for the purpose of expressing an opinion on the financial report of the entity taken as a whole, and that your tests of the financial records and other auditing procedures were limited to those which you considered necessary for that purpose.

18. The financial records of the company have been kept so as to be sufficient to enable a financial report to be prepared and audited, and other records and registers required by the Corporations Act 2001 have been properly kept and are up-to-date.

19. We confirm to you that the company is not aware of any legal proceedings or claims against it, and up to the date of this letter we have not engaged legal council to present the company in any litigious matter.

Alchemia

Yours faithfully

Tracie Ramsdale
CEO

Attachment: Summary list of unadjusted audit differences

Alchemia

Alchemia Limited
ABN 43 071 666 334

Preliminary Final ASX Report
For the year ended
30 June 2004

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

	Notes	2004	2003
		$000	$000
Interest income		698	219
Grant income		2,156	2,190
Revenue from ordinary activities		**2,854**	**2,409**
Expenses from ordinary activities	2	(9,289)	(9,104)
Borrowing costs		(87)	(169)
Loss from ordinary activities before tax	3	(6,522)	(6,864)
Income tax expense		-	-
Net loss attributable to members of Alchemia Limited		(6,522)	(6,864)
Non-owner transaction changes in equity			
Share issues expenses		(2,016)	-
Total transaction and adjustments recognised directly in Equity		(2,016)	-
Total changes in equity other than from those resulting from transactions with owners as owners		**(8,538)**	**(6,864)**

The above consolidated statement of financial performance should be read in conjunction with the accompanying notes.

Earnings per share

		2004
Basic EPS (cents)	4	(7.7)
Diluted EPS (cents)	4	(7.7)

Alchemia Limited was a private company for the year ended 30 June 2003 and therefore in accordance with AASB 1027 comparative earnings per share for the year ended 30 June 2003 are not shown.

	2004
Net Tangible assets per share (cents)	22.6

CONSOLIDATED STATEMENT OF CASH FLOWS

	Notes	2004 $000	2003 $000
Cash flows from operating activities			
Receipts from grants		1,983	2,368
Payments to suppliers and employees		(6,282)	(7,391)
Interest received		698	219
Borrowing costs paid		(87)	(168)
Net operating cash flow	7	(3,688)	(4,972)
Cash flows relating to investing activities			
Payments for property, plant and equipment		(402)	(102)
Payments for short term deposits		(19,459)	-
Net investing cash flows		(19,861)	(102)
Cash flows related to financing activities			
Proceeds from issues of shares		23,174	2,759
Payment of share issue costs		(2,016)	-
Principal lease payments		(1,064)	(952)
Receipt of funds held on deposit		512	-
Net financing cash flows		20,606	1,807
Net increase in cash held		(2,943)	(3,267)
Cash at beginning of the financial year		3,889	7,156
Cash at the end of the financial year		946	3,889

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

	2004 $000	2003 $000
Weighted average number of shares outstanding during the year used in the calculation of earnings per share		
Number for basic earnings per share	85,099,433	
The options are non-dilutive.		

5) Accumulated Losses		
Accumulated losses at the beginning of the financial year	(19,706)	(12,842)
Net loss attributable to members of Alchemia Limited	(6,522)	(6,864)
Accumulated losses at the end of the financial year	(26,228)	(19,706)

6) Segment information

Business segment

Alchemia Limited's operations are entirely related to the research and development of new pharmaceutical therapeutics.

Geographical Segment	**Australia**	**USA**	**Total**
Year Ended 30 June 2004			
	$000	$000	$000
Segment assets by location of assets	25,524	51	
Consolidated Total Assets			25,575
Year Ended 30 June 2003			
Segment assets by location of assets	8,424	84	
Consolidated Total assets			8,508

Alchemia's segment revenue is derived almost entirely in Australia.

	2004 $000	**2003 $000**
7) Reconciliation of loss from ordinary activities after income tax to net cash flow provided by operating activities		
Operating loss after income tax	(6,522)	(6,864)
Depreciation and amortisation	1,288	1,452
Write off of plant and equipment	-	11
Loss from sale of plant and equipment	-	2
Sub Total	(5,234)	(5,399)

	Number Issued	Number Quoted	Exercise Price	Expiry Date
Unquoted employee options to acquire fully paid ordinary shares	44,716	Nil	$0.48	12/09/2004
	44,716	Nil	$0.64	02/01/2005
	67,074	Nil	$0.64	28/02/2005
	44,716	Nil	$0.64	05/03/2005
	346,577	Nil	$0.64	24/03/2005
	89,432	Nil	$0.64	16/04/2005
	44,716	Nil	$0.64	17/09/2005
	357,729	Nil	$0.64	01/01/2006
	89,432	Nil	$0.64	14/02/2006
	67,074	Nil	$0.95	30/06/2006
	380,087	Nil	$0.95	01/11/2006
	173,221	Nil	$0.95	01/01/2007
	353,257	Nil	$0.95	25/07/2007
	8,943	Nil	$0.64	16/06/2008
	357,729	Nil	$0.70	23/10/2008
	894,323	Nil	$0.95	23/10/2008
	447,161	Nil	$0.36	23/10/2008
	38,554	Nil	$0.95	23/10/2008
	168,151	Nil	$0.64	23/10/2008
	29,715	Nil	$0.64	06/11/2008
	300,000	Nil	$0.70	18/12/2008
	4,347,323			
Issued during the current period(1)	357,729	Nil	$0.70	23/10/2008
	932,877	Nil	$0.95	23/10/2008
	447,161	Nil	$0.36	23/10/2008
	168,151	Nil	$0.64	23/10/2008
	29,715	Nil	$0.64	06/11/2008
	300,000	Nil	$0.70	18/12/2008
	2,235,633			
Exercised during the current year(1)	268,386	Nil	$0.26	07/11/2003
	268,386	Nil	$0.35	07/11/2003
	259,353	Nil	$0.48	28/01/2004
	201,227	Nil	$0.48	30/06/2004
	44,716	Nil	$0.48	19/09/2004
	1,042,068			
Expired/lapsed during the current period(1)	134,148	Nil	$0.48	28/01/2004
	22,358	Nil	$0.48	30/06/2004
	44,716	Nil	$0.95	02/11/2004
	134,149	Nil	$0.95	07/10/2007
	335,371			

(1) The company's shares and options were split on 7 November 2003 in the ratio of 1:8.943226594. The movement in fully paid shares and options above has been adjusted to reflect the split as if it occurred at the beginning of the current period

9) Shares to be issued.

On 17 October 2003 the company entered into a Research and Development, Commercialisation and Distribution Agreement with American Pharmaceutical Partners, Inc(APP).Pursuant to this Agreement APP will reimburse the company on a quarterly basis for half the research and development costs incurred on synthetic heparin by the company up to a maximum of $US 1.25 million. In return for receiving this funding the company will issue to APP ordinary shares, the number of which shall be determined by dividing the amount of such quarterly payment by the Initial Public Offering price in December 2003 less a discount of 15% (i.e. 59.5 cents per share).

At 30 June 2004 under this agreement the company was committed to issue shares to APP to the value of $1,167,903 in total for the year, in respect of reimbursement by APP of expenses incurred by the company during the year. At year end these amounts were outstanding.

10) Events subsequent to balance date

There has not arisen in the interval between the end of the year and the date of this report, any item, transaction or event of a material or unusual nature which has or may significantly affect the operations of the group, the results of those operations, or the state of affairs of the group in future periods.

11) Annual General Meeting

The Annual General Meeting of Alchemia Limited will be held as follows:

Place: ASX Lecture Theatre, Level 5, Riverside Centre, 123 Eagle Street, Brisbane.

Date: 19 November 2004

Time: 10 a.m.

The 2004 Annual Report of Alchemia Limited will be available in October 2004.

23rd August 2004

Christopher A Neal
Company Secretary

Date

Alchemia

ALCHEMIA LIMITED
(ABN 43 071 666 334)

APPENDIX 4D
PRELIMINARY FINAL REPORT FOR THE HALF YEAR ENDED 31 DECEMBER 2003

Results for Announcement to the Market	$000
Revenues from ordinary activities	665
Profit/(Loss) before interest, income tax, depreciation and amortisation (EBITDA)	(1,943)
Profit/(Loss) before interest and income tax expense (EBIT)	(2,604)
Profit/(Loss) from ordinary activities after tax attributable to members	(2,670)
Basic earnings per share (cents per share)	(0.38)
Diluted earnings per share (cents per share)	(0.38)
Net tangible asset backing per ordinary share ($)	0.247

Dividends	Amount per security	Franked amount per security
Final dividend	-	-
Interim dividend	-	-

Commentary
For the half year ended 31 December 2003, Alchemia Limited incurred a net loss after income tax attributable to members of $2.670 million. As Alchemia Limited listed on the ASX during the half year, comparative figures have not been presented.

Refer to interim results announcement for more details.

Review Information

The financial statements have been reviewed and a copy of the review report is attached to the financial statements.

Company Secretary
18th February 2004

Alchemia

Alchemia Limited
ABN 43 071 666 334

Quarterly Commitments Report
Appendix 4C
For the quarter ended
30 June 2004

Rule 4.7B

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

ALCHEMIA LIMITED

ABN	Quarter ended ("current quarter")
43 071 666 334	**30TH JUNE 2004**

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers		0	0
1.2	Payments for	(a) staff costs (including R&D staff costs)	(677)	(2,677)
		(b) advertising and marketing	(96)	(342)
		(c) research and development (excluding R&D staff costs)	(2,669)	(4,090)
		(d) leased assets	0	0
		(e) other working capital	1,695	1,166
1.3	Dividends received		0	0
1.4	Interest and other items of a similar nature received		292	698
1.5	Interest and other costs of finance paid		(8)	(87)
1.6	Income taxes paid		0	0
1.7	Other (R&D Start grant)		1,379	2,156
	Net operating cash flows		**(84)**	**(3,176)**

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	**(84)**	**(3,176)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of		
	(a) businesses (item 5)	0	0
	(b) equity investments	0	0
	(c) intellectual property	0	0
	(d) physical non-current assets	(157)	(402)
	(e) other non-current assets	0	0
1.10	Proceeds from disposal of		
	(a) businesses (item 5)	0	0
	(b) equity investments	0	0
	(c) intellectual property	0	0
	(d) physical non-current assets	0	0
	(e) other non-current assets	0	0
1.11	Loans to other entities	0	0
1.12	Loans repaid by other entities	0	0
1.13	Other	0	0
	Net investing cash flows	(157)	(402)
1.14	**Total operating and investing cash flows**	**(241)**	**(3,578)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	23	21,158
1.16	Proceeds from sale of forfeited shares	0	0
1.17	Proceeds from borrowings	0	0
1.18	Repayment of borrowings	0	0
1.19	Dividends paid	0	0
1.20	Financial lease principal	(195)	(1,064)
	Net financing cash flows	**(172)**	**20,094**
	Net increase in cash held	**(413)**	**16,516**
1.21	Cash at beginning of quarter/year to date	20,818	3,889
1.22	Exchange rate adjustments to item 1.20	0	0
1.23	**Cash at end of quarter**	**20,405**	**20,405**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	296	97
4.2	Deposits at call	650	1,577
4.3	Bank overdraft	0	0
4.4	Other - Term deposits	19,459	19,144
	Total: cash at end of quarter (item 1.22)	**20,405**	**20,818**

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act.

2 This statement does give a true and fair view of the matters disclosed.

Sign here .... Date: 27th July 2004
Company Secretary

Print name: Christopher Neal

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

ALCHEMIA LIMITED

ABN	Quarter ended ("current quarter")
43 071 666 334	**31ST MARCH 2004**

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from customers		0	0
1.2	Payments for	(a) staff costs (including R&D staff costs)	(710)	(2,000)
		(b) advertising and marketing	(120)	(246)
		(c) research and development (excluding R&D staff costs)	(662)	(1421)
		(d) leased assets	0	0
		(e) other working capital	(131)	(529)
1.3	Dividends received		0	0
1.4	Interest and other items of a similar nature received		297	406
1.5	Interest and other costs of finance paid		(13)	(79)
1.6	Income taxes paid		0	0
1.7	Other (R&D Start grant)		397	777
	Net operating cash flows		**(942)**	**(3,092)**

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (9 months) $A'000
1.8	Net operating cash flows (carried forward)	**(942)**	**(3,092)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of		
	(a) businesses (item 5)	0	0
	(b) equity investments	0	0
	(c) intellectual property	0	0
	(d) physical non-current assets	(76)	(245)
	(e) other non-current assets	0	0
1.10	Proceeds from disposal of		
	(a) businesses (item 5)	0	0
	(b) equity investments	0	0
	(c) intellectual property	0	0
	(d) physical non-current assets	0	0
	(e) other non-current assets	0	0
1.11	Loans to other entities	0	0
1.12	Loans repaid by other entities	0	0
1.13	Other	0	0
	Net investing cash flows	(76)	(245)
1.14	**Total operating and investing cash flows**	**(1,018)**	**(3,337)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	84	21,135
1.16	Proceeds from sale of forfeited shares	0	0
1.17	Proceeds from borrowings	0	0
1.18	Repayment of borrowings	0	0
1.19	Dividends paid	0	0
1.20	Financial lease principal	(242)	(869)
	Net financing cash flows	**(158)**	**20,266**
	Net increase in cash held	**(1,176)**	**16,929**
1.21	Cash at beginning of quarter/year to date	21,994	3,889
1.22	Exchange rate adjustments to item 1.20	0	0
1.23	**Cash at end of quarter**	**20,818**	**20,818**

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	97	2,367
4.2 Deposits at call	1,577	19,627
4.3 Bank overdraft	0	0
4.4 Other - Term deposits	19,144	0
Total: cash at end of quarter (item 1.22)	**20,818**	**21,994**

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity		
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 30th April 2004
Company Secretary

Print name: Christopher Neal

+ See chapter 19 for defined terms.

Rule 4.7B

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

ALCHEMIA LIMITED

ABN	Quarter ended ("current quarter")
43 071 666 334	**31ST DECEMBER 2003**

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from customers		0	0
1.2	Payments for	(a) staff costs (including R&D staff costs)	(785)	(1,290)
		(b) advertising and marketing	(86)	(126)
		(c) research and development (excluding R&D staff costs)	(459)	(759)
		(d) leased assets	0	0
		(e) other working capital	(238)	(393)
1.3	Dividends received		0	0
1.4	Interest and other items of a similar nature received		64	108
1.5	Interest and other costs of finance paid		(36)	(66)
1.6	Income taxes paid		0	0
1.7	Other (R&D Start grant)		380	380
	Net operating cash flows		**(1,160)**	**(2,146)**

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (.......months) $A'000
1.8	Net operating cash flows (carried forward)	**(1,160)**	**(2,146)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of		
	(a) businesses (item 5)	0	0
	(b) equity investments	0	0
	(c) intellectual property	0	0
	(d) physical non-current assets	(29)	(169)
	(e) other non-current assets	0	0
1.10	Proceeds from disposal of		
	(a) businesses (item 5)	0	0
	(b) equity investments	0	0
	(c) intellectual property	0	0
	(d) physical non-current assets	0	0
	(e) other non-current assets	0	0
1.11	Loans to other entities	0	0
1.12	Loans repaid by other entities	0	0
1.13	Other	0	0
	Net investing cash flows	(29)	(169)
1.14	**Total operating and investing cash flows**	**(1,189)**	**(2,315)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	21,051	21,051
1.16	Proceeds from sale of forfeited shares	0	0
1.17	Proceeds from borrowings	0	0
1.18	Repayment of borrowings	0	0
1.19	Dividends paid	0	0
1.20	Financial lease principal	(375)	(631)
	Net financing cash flows	**20,676**	**20,420**
	Net increase in cash held	**19,487**	**18,105**
1.21	Cash at beginning of quarter/year to date	2,507	3,889
1.22	Exchange rate adjustments to item 1.20	0	0
1.23	**Cash at end of quarter**	**21,994**	**21,994**

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	35
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	Nil	Nil
3.2	Credit standby arrangements	Nil	Nil

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	2,367	132
4.2	Deposits at call	19,627	2,375
4.3	Bank overdraft	0	0
4.4	Other	0	0
	Total: cash at end of quarter (item 1.22)	**21,994**	**2,507**

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act.

2 This statement does give a true and fair view of the matters disclosed.



Sign here: .... Date: 28th January 2004
Company Secretary

Print name: Christopher Neal

+ See chapter 19 for defined terms.

Alchemia

Alchemia Limited

ABN 43 071 666 334
Condensed General Purpose Financial Statements
For the half year ended
31 December 2003

Alchemia

Alchemia Limited
Directors' Report

The Board of Directors of Alchemia Limited have pleasure in submitting its report in respect of the financial half-year ended 31 December 2003.

Directors

The names of the directors in office during or since the end of the half-year are:

Mr. Melvyn Bridges (Chairman) (Appointed 2nd October 2003)
Dr. Tracie Ramsdale (Chief Executive Officer) (Appointed 9th July 2003)
Prof. Peter Andrews AO
Dr. Kevin Healey
Dr. Errol Malta (Appointed 27th October 2003)
Ms. Nerolie Withnall (Appointed 27th October 2003)
Dr. Carmel Hillyard (Resigned 7th November 2003)
Mr. Stephen Robinson (Resigned 7th November 2003)
Mr. Su-Ming Wong (Resigned 7th November 2003)
Dr. Paul Goddard (Resigned 7th August 2003)
Mr. Nicholas Mathiou (Alternate Director)
Mr. James Wentworth (Alternate Director) (Resigned 7th November 2003)
Mr. Michael Begun (Alternate Director) (Resigned 7th November 2003)
Mr. George Jessup (Alternate Director) (Resigned 7th November 2003)

Principal Activity
Alchemia Limited, established in 1995, is a biotechnology company committed to unlocking the commercial potential of carbohydrate therapeutics. Its principal activities in the period were in the development of Synthetic Heparin and research into other carbohydrate-based therapeutics. There was no significant change in the nature of activities during the half-financial year.

Results
For the 6 months to 31 December 2003 Alchemia incurred a $2.67 million loss after tax attributable to ordinary shareholders. Total revenue for the period was $0.67 million being receipts from R&D Start grants and interest income.
Total cash on hand at the end of December was $21.99 million and the net cash flow from operating and investing activities in the six-month period was a negative $2.32 million.

Review of Operations
The Company has achieved considerable progress during the 6 months to 31 December 2003 in its goal of the successful commercial development of carbohydrate-based therapeutics.
The highlights for the period included:

- Capital raisings completed, providing Alchemia with funds to develop Synthetic Heparin, an antithrombotic drug, and to accelerate the other drug discovery programs in its pipeline.
- Major US Pharma company joins Alchemia in development of Synthetic Heparin and takes equity position, and
- Commencement in February 2004 four months ahead of schedule of cGMP scale up of Synthetic Heparin by The Dow Chemical Company, our manufacturing partner.
- Positive results from initial animal tests on the anticancer drug program, further validating the company's platform technology for drug discovery.

Synthetic Heparin
Alchemia has developed and applied to patent a process for the manufacture of a generic version of Arixtra®, an existing pharmaceutical. Arixtra®, a Synthetic Heparin, is used to prevent the formation of blood clots and is the most recent innovation in the heparin family of drugs. The heparin family of anticoagulants including Arixtra® had sales exceeding US$3 billion in 2002.

In October 2003 a collaboration agreement was reached with American Pharmaceutical Partners, Inc, a US specialty pharmaceutical company, to jointly bring Synthetic Heparin to the North American market. Under the terms of the agreement, APP is responsible for obtaining FDA approval and the subsequent marketing of Synthetic Heparin. As a generic version of an existing drug Alchemia's Synthetic Heparin does not have to undergo the extensive clinical trial process required for new drugs.
Furthermore APP, one of the leaders in the injectable drug market in the US, has significant experience and expertise in the US regulatory process as well as achieving impressive market penetration with generic drugs in relatively short time frames.
During the period, production of a 25 gram prototype of Synthetic Heparin progressed successfully, to the extent that the commercial scale up of 500 grams by Dow, commenced in February 2004, four months ahead of schedule. This commercial scale up to FDA standard is scheduled to be completed by June 2005.

Sanofi-Synthelabo, the developer of Arixtra® had in January 2004 announced a hostile takeover bid for another company, Aventis, the producer of Lovenox®, a low molecular weight heparin that currently has the largest market share of the total heparin market. As a consequence of the anti-competitive issues potentially arising out of this bid, Sanofi-Synthelabo announced its intention to divest certain products including Arixtra®. It is too early to determine whether this bid will succeed and if it were to succeed what impact there might be on the overall heparin market. The company believes at this stage the market potential for Arixtra®, and therefore Alchemia's generic version is unlikely to be affected.

IPO and funding

The initial public offering was successfully completed with the issue of a further 30 million ordinary shares, at 70 cents per share, which raised $21.00 million, before issue costs. Following the issue, Alchemia now has some 1700 shareholders and a total of 100.26 million shares on issue.
In addition to the IPO funding, Alchemia has secured additional funding from APP as part of the collaboration agreement as well as a further R&D Start grant. This further funding is directed to the Synthetic Heparin project such that the direct costs of Alchemia's expenditure obligations on the development are fully met from these two sources.
APP under the collaboration agreement has subscribed for 2,971,486 ordinary shares for which payment of $1.76 million has been received. In addition APP is committed to two further tranches of funding to a maximum of US$2.50 million. The first tranche of US$1.25 million will be as reimbursement of Alchemia's ongoing expenditure in consideration for which APP will be entitled to be allotted ordinary shares in Alchemia at a price of 59.5cents per ordinary share. The second tranche of up to US$1.25 million will, at APP's option, be either repayable by Alchemia or convertible into ordinary shares at a price equivalent to the then prevailing Alchemia share price at the date of exercise of the option. Initial contributions under these two APP funding contributions will commence in the third quarter of the current financial year.
The company has also been successful in securing a third R&D Start grant during the period totalling $4.50 million for the Synthetic Heparin project, which will be drawn down over the next 18 months. During the half-year we received a total of $0.38 million under this grant.

Drug discovery pipeline

Alchemia's VAST technology platform also provides opportunities for the discovery of new carbohydrate-based therapeutics. Promising compounds have been identified in several areas of critical unmet medical need. These drug discovery activities, the most advanced of which are in the anticancer and antibacterial fields, are also progressing well.
Recent results from animal tests on Alchemia's lead anticancer compound have shown significantly reduced growth in tumours in a prostate cancer model. The compound is believed to work by disrupting the growth of the blood supply to the tumour. The principle of interrupting a tumour's blood supply could be applied to many solid tumours including colon, lung and breast cancer. The results demonstrate that Alchemia's technology can lead to compounds that are effective in vivo and are a significant step in validating Alchemia's approach to drug discovery. Further testing and development of the compound would now be required to assess its potential as an anticancer drug either alone or in combination with other drugs.

In the antibacterial program, Alchemia's compounds have displayed bactericidal as opposed to bacteriostatic activity (the bacteria die rather than stop growing) by inhibiting the synthesis of the bacterial cell wall. Lead compounds are active against multi drug resistant bacteria such as "golden staph" (*Staphylococcus aureus*) and Vancomycin resistant Enterococci. Further studies to determine the exact mechanism of action of these compounds, are due for completion in the second half of the year.

Other targets have been identified in the areas of obesity, sexual dysfunction and inflammation. During the course of 2004, Alchemia will focus on gathering additional laboratory data to determine whether these compounds will be advanced to the next stage of development.

Intellectual property examination process progresses

Alchemia's first four patent families seek to protect novel methods and chemistries for the manipulation of carbohydrates. In the past six months, the examination process has progressed in a number of countries, and our patent application – "Oligosaccharide Synthesis" has now been approved in China. This patent family now provides effective protection in the USA, Australia, and the most important European markets.

Alchemia's third patent family – "Protecting and linking groups for organic synthesis" was recently granted in Australia, and is expected to progress in other countries over the next 12 months.

Outlook

During the second half of the year the focus will be on the scale up and manufacturing of 500 grams of Synthetic Heparin with Dow, due for completion by June 2005.
Compounds from the anticancer and antibacterial programs will progress through further efficacy testing in the 2004 calendar year to the stage that a decision can be made regarding the partnering of these projects through to clinical studies. Assuming positive results, partnering negotiations or discussions would therefore proceed during 2004/05.

Expenditure during the second half will therefore increase significantly over and above the levels of the first half as the Synthetic Heparin and drug discovery programs are accelerated. Whilst the direct costs of the Synthetic Heparin program are funded by the R&D Start grant and APP, the latter funding will be as an injection of capital as mentioned above rather than as revenue. Thus the full costs of the Synthetic Heparin expenditure, less grants received, are charged against income.
We therefore expect the loss in the second half to be higher than in the first half of the year.

Rounding of Amounts

The amounts contained in this report and in the half yearly financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the company under ASIC Class Order 98/0100. The company is an entity to which the Class Order applies.

This report has been made in accordance with a resolution of directors.

J Ramsdale

Director, 18th February 2004

Alchemia

Alchemia Limited
Condensed Statement of Financial Performance for the Half-year ended 31 December 2003

	Note	Consolidated 31 December 2003 $000
Revenues from ordinary activities	2	**665**
Marketing expenses		(262)
Occupancy and administration expenses		(740)
Research and development expenses		(1,557)
Borrowing costs expense		(66)
Depreciation and amortisation		(661)
Other expenses from ordinary activities		(49)
Loss from ordinary activities before income tax (expense) / benefit		**(2,670)**
Income tax (expense)/benefit relating to ordinary activities		-
Net Loss attributable to members of Alchemia Limited		**(2,670)**
Total revenues, expenses and valuation adjustments attributable to members of Alchemia Limited and recognised directly in equity.	3	**(1,880)**
Total changes in equity other than those resulting from transactions with owners attributable to members of Alchemia Limited.		**(4,550)**
Dividend paid during the half-year	4	-

Basic earnings per share (cents per share)	**(0.38)**
Diluted earnings per share (cents per share)	**(0.38)**

Weighted average number of shares outstanding during the period used in the calculation

Basic earnings per share	69,960,982
Diluted earnings per share	70,328,921

The accompanying notes form an integral part of this Condensed Statement of Financial Performance

Alchemia

Alchemia Limited
Condensed Statement of Financial Position at 31 December 2003

	Consolidated 31 December 2003 $000
Current Assets	
Cash assets	21,994
Receivables	795
Other	81
Total current assets	**22,870**
Non-current assets	
Receivables	303
Property, plant and equipment	3,014
Total non-current assets	**3,317**
Total Assets	**26,187**
Current liabilities	
Payables	559
Interest bearing liabilities	602
Provisions	213
Total current liabilities	**1,374**
Non-current liabilities	
Interest bearing liabilities	20
Provisions	61
Total non-current liabilities	**81**
Total Liabilities	**1,455**
Net Assets	**24,732**
Equity	
Contributed equity	47,112
Accumulated losses	(22,380)
Total Equity	**24,732**

The accompanying notes form an integral part of this Condensed Statement of Financial Position

Alchemia

Alchemia Limited

Condensed Statement of Cash Flows for the Half-year ended 31 December 2003

	Consolidated 31 December 2003 $000
Cash flows from operating activities	
Receipts from customers	-
Payments to suppliers, employees and others	(2,568)
Start Grant	380
Interest received	108
Borrowing costs	(66)
Net operating cash flows	**(2,146)**
Cash flows from investing activities	
Payments for property, plant, equipment and other assets	(169)
Net investing cash flows	**(169)**
Cash flows from financing activities	
Proceeds from issue of shares	
- Initial public offering	21,000
- Other shares issues	1,931
- Share issue costs	(1,880)
Repayment of finance lease principal	(631)
Net financing cash flows	**20,420**
Net increase in cash held	18,105
Cash at the beginning of the financial period	3,889
Cash at the end of the financial period	**21,994**

The accompanying notes form an integral part of this Condensed Statement of Cash Flows

Alchemia Limited
Notes to the Condensed Half-year Financial Statements

Note 1. Basis of Preparation and Statement of Significant Accounting Policies

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

It is recommended that this report be read in conjunction with the annual financial report as at 30 June 2003 and any public announcements made by Alchemia Limited and its controlled entities during the half-year ended 31 December 2003 in accordance with the continuous disclosure obligations of the Corporations Act 2001 and the Australian Stock Exchange.

(a) Basis of Accounting

These condensed general purpose consolidated financial statements have been prepared for the half-year ended 31 December 2003 in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and Urgent Issues Group Consensus Views. As this is the first time this standard has been adopted by Alchemia Limited, following its recent listing on the Australian Stock Exchange, comparatives are not required and therefore they have not been presented.

The half-year financial report has been prepared in accordance with the historical cost convention. The accounting policies used are consistent with those applied in the 30 June 2003 full financial report.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

Alchemia Limited
Notes to the Condensed Half-year Financial Statements (continued)

Note 2. Revenues from Ordinary Activities

	Consolidated 31 December 2003 $000
Profit/(loss) from ordinary activities is arrived at after crediting the following revenue:	
(b) Revenue from non-operating activities	
Interest from other corporations	108
Grants and development funding	557
Total revenues from non-operating activities	665
Total revenues from ordinary activities	665

Note 3. Total revenues, expenses and valuation adjustments attributable to members of Alchemia Limited and recognised directly in equity.

Share issue costs	(1,880)

Note 4. Dividends Paid on Ordinary Shares

Dividends paid during the half-year relating to the year ended 31 December 2003	-

Note 5. Contingent Assets and Liabilities

Since the last annual report date, there has been no material change of any contingent liabilities or contingent assets.

Alchemia Limited
Notes to the Condensed Half-year Financial Statements (continued)

Note 6. Segment Reporting

During the half year, the company operated in a single business segment, being research and development in the geographical regions of Australia and the United States

Geographical Segment 2003	Australia $000	United States $000	Elimination $000	Consolidated $000
Other revenues	665	-	-	665
Inter-segment revenue	-	147	(147)	-
Total segment revenue	665	147	(147)	665
Depreciation and amortisation expense	(661)	-	-	(661)
Other non cash expenses	-	-	-	-
Segment loss	(2,557)	(147)	147	(2,557)
Non segment expenses				
Borrowing costs				(66)
Board costs				(47)
Consolidated entity loss from ordinary activities				(2,670)
Income tax expense				-
Consolidated entity loss from ordinary activities after income tax expense				(2,670)
Segment assets	26,097	91	(2)	26,187
Segment liabilities	1,415	3,234	(3,194)	1,455

Note 7. Subsequent events

There are no material subsequent events.

Note 8. Share options

At the 31 December 2003 the company had 10,965,448 options on issue. Details of options issued during the period are set out in the Prospectus dated 7th November 2003. Subsequent to the date of the Prospectus, 999,289 options issued under a consultancy agreement to a former director lapsed.

Alchemia

Alchemia Limited
Directors' Declaration

The directors declare that:

(a) the condensed financial statements and associated notes of the consolidated entity:

  (i) give a true and fair view of the financial position as at 31 December 2003 and the performance for the half-year ended on that date of the consolidated entity; and
  (ii) comply with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Act 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable .

This statement has been made in accordance with a resolution of directors.

On behalf of the Board

Director

Brisbane
18th February 2004

ERNST & YOUNG

1 Eagle Street
Brisbane QLD 4000
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

Tel 61 7 3011 3333
Fax 61 7 3011 3100
DX 165 Brisbane

Independent review report to members of Alchemia Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for the consolidated entity, for the period ended 31 December 2003. The consolidated entity comprises both the Alchemia Limited and the entities it controlled during that period.

The directors of the consolidated entity are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 1029 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the consolidated entity, and in order for the consolidated entity to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of Alchemia Limited personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the consolidated entity, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Alchemia Limited is not in accordance with:

(a) the *Corporations Act 2001*, including:

   (i) giving a true and fair view of the financial position of the consolidated entity at 31 December 2003 and of their performance for the period ended on that date; and

   (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Graeme Browning
Partner
Brisbane
18 February 2004

Alchemia

20 September 2004

ASX / MEDIA RELEASE

Positive results for Alchemia anti-cancer compound

Australian biotechnology company Alchemia Limited (ASX: ACL) today announced that its lead anti-cancer compound had recorded positive results against lung cancer in an animal model trial.

The results mark the second major achievement by Alchemia's drug discovery program in the past six months, with the compound recording similar success in April when tested on animal models of human prostate cancer.

Alchemia Chief Executive Officer Dr Tracie Ramsdale said Alchemia would now proceed to completing the necessary pre-clinical studies required to test the compound in humans.

"We anticipate being able to conduct human trials with our compound in early 2006 pending the outcome of these studies," she said.

"We will also commence testing the anti-cancer compound on other cancers given the positive results achieved against human prostate and lung cancer."

Dr Ramsdale said the trial result provided further validation that Alchemia's anti-cancer compound could significantly inhibit tumour growth.

"When our anti-cancer compound is used in conjunction with the maximum tolerated dose of cytotoxic agent Paclitaxel, a common treatment for non-small cell lung cancer, the tumour growth inhibition increases significantly from 45% to 75% without any adverse toxic effects."

"Our compound acts by inhibiting the release of growth factors that are essential for new blood vessel formation, enabling tumour growth," she said.

Dr Ramsdale said Alchemia was using its unique drug discovery mechanism to develop a new class of angiogenesis inhibitors, which was a promising emerging field in the development of anti-cancer therapeutics.

Angiogenesis, the growth of new blood vessels, is essential for the continued growth of tumours and the formation of metastases, deadly secondary cancers that follow the development of the initial malignant tumour.

.../2

"Angiogenesis inhibitors have the potential to be relatively non-toxic and can be used to enhance the effects of cytotoxic agents, resulting in more effective, targeted treatment for cancer patients," she said.

The first approved angiogenesis inhibitor, AVASTIN, for the treatment of metastatic colon cancer, developed by leading US biotechnology group Genentech Inc., was launched early this year. In its first full three months on the market, AVASTIN had sales of $US133 million.

The recent trials were conducted at the Institute for Drug Development in the United States by the Cancer Therapy and Research Center (CTRC), a not for profit organisation involved in the search for new or improved methods for treatment of cancer.

ENDS

For further information:
Dr Tracie Ramsdale
Chief Executive Officer
Alchemia Limited
Tel: 07 3340 0200
Email: tramsdale@alchemia.com.au

Media enquiries:
Ms Josie Brophy
Phillips Group
Tel: 07 3230 5000
Mobile: 0402 037 969
Email: jbrophy@phillipsgroup.com.au

Lung Cancer

Lung Cancer is the most frequently diagnosed cancer with worldwide estimates of new occurrences exceeding one million cases per year. Non-small-cell lung cancer represents 80 to 85% of these cases and accounts for the largest number of cancer related deaths. Five-year survival rates are very low at 15% with an eight to nine month predicted median survival for advanced cases.

Since the mid 1990s, various chemotherapeutic treatments have been used to treat lung cancer with limited success, and owing to their indiscriminate mechanisms of action (toxic to healthy cells as well as tumour cells), are almost always associated with high degrees of toxicity. The focus on recent years has been on targeted cancer therapies ie agents that can selectively target the tumour without causing harm to normal healthy tissues.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Alchemia Limited
ABN	43 071 666 334

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Errol Malta
Date of last notice	18 March 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	30 August 2004
No. of securities held prior to change	20,000
Class	Ordinary Shares
Number acquired	10,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6,282($0.62 per share)
No. of securities held after change	30,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NA
Nature of interest	NA
Name of registered holder (if issued securities)	NA
Date of change	NA
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	NA
Interest acquired	NA
Interest disposed	NA
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	NA
Interest after change	NA

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**ALCHEMIA LIMITED**
ABN	**43 071 666 334**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MEL BRIDGES
Date of last notice	23/12/2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	The registered holders are: (1)The Bridges Super Fund (2) Parma Corporation Pty Ltd ATF The Bridges Family Trust
Date of change	26/8/04 and 27/8/04
No. of securities held prior to change	Nil
Class	Ordinary shares
Number acquired	(1) 13,084 on 26/8/04 and 1,516 on 27/8/04 (2) 30,000 on 27/8/04
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	(1) $9,308 (63c per share) (2) $19,107 (63c per share)
No. of securities held after change	(1) 14,600 (2) 30,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Alchemia

23 August 2004

ASX / MEDIA RELEASE

Strong cash reserves and planned NASDAQ listing for Alchemia

Australian biotechnology company Alchemia Limited (ASX: ACL) has finished the year in a strong financial position.

The company recorded a net loss of $6.5 million for the year, which was in line with the previous year's performance.

Alchemia CEO Dr Tracie Ramsdale said the company had met or exceeded all expectations forecast in its prospectus and had closed the year with cash reserves of $20.4 million.

Dr Ramsdale said the result was better than market expectations due to higher interest income and reduced staffing costs, despite an accelerated R&D program.

"We have also announced plans to list on NASDAQ and have preparations already under way to establish a Level One American Depositary Receipt (ADR) program in the US in the coming months.

"Our focus this year is to drive an aggressive program to build our presence in the US and to strategically position us with potential US investors, partners and customers."

The company's synthetic heparin program is well advanced, with the manufacture and commercialisation of the drug fully funded through contributions from partner American Pharmaceutical Partners (APP) and a Federal Government grant.

Alchemia and APP plan to launch synthetic heparin in the US market during 2008, at which point the total market for heparin-related drugs is expected to exceed US$4 billion.

Alchemia received $2.2 million in revenue from R&D Start grants during the financial year.

The company recently completed the large-scale synthesis of synthetic heparin at its Brisbane facility on time, and commenced the pilot scale manufacture of product four months ahead of schedule.

.../2

Alchemia

Dr Ramsdale said she was confident that Alchemia would meet further significant milestones during the coming year.

"We expect to complete the pilot scale manufacture of our synthetic heparin together with our partner The Dow Chemical Company, which will provide the necessary material to enable marketing approval from the FDA," she said.

During the year, Alchemia also advanced its drug discovery program, achieving encouraging results in pre-clinical studies for lead molecules against several therapeutic targets.

"Our proprietary technology can be applied very broadly, and has shown promising results against targets including cancer and multi-drug resistant bacterial infections," Dr Ramsdale said.

"In the coming year, we will be progressing our lead molecules through pre-clinical testing, with the aim of entering human trials by 2006.

"These earlier stage programs ensure a robust drug pipeline, and help minimise the potential risks associated with the drug development process.

"With our cash reserves, strong commercial partnerships and a NASDAQ listing, I am confident that we will build on this year's successes and continue to deliver value for our shareholders," she said.

Alchemia successfully listed on the Australian Stock Exchange in December 2003, raising $21 million.

ENDS

For further information:

Dr Tracie Ramsdale
CEO, Alchemia Limited
Tel: 07 3340 0200
Email: tramsdale@alchemia.com.au

Media enquiries:

Ms Anita-Westerberg Jaensch
Phillips Group
Tel: 07 3230 5000
Mobile: 0414 518 417
Email: awesterberg-jaensch@phillipsgroup.com.au

Ms Josie Brophy
Phillips Group
Tel: 07 3230 5000
Mobile: 0402 037 969
Email: jbrophy@phillipsgroup.com.au

Alchemia

20 August 2004

ASX / MEDIA RELEASE

Alchemia pursues US capital markets with planned NASDAQ listing

Australian biotechnology company Alchemia Limited (ASX: ACL) today announced it intends to list on NASDAQ and has moved to establish a Level One American Depositary Receipt (ADR)* program within the coming months.

Alchemia Managing Director Dr. Tracie Ramsdale said a NASDAQ listing was a natural extension of the company's increasing focus on the United States, which was the primary market for its future products.

Dr Ramsdale said the listing was part of a broader program to strategically position the company with potential US investors, partners and customers.

"There has been significant US interest in our carbohydrate platform technology, particularly in our pipeline of oncology (anti-cancer) and antibiotic therapeutics and in the development of our generic synthetic heparin drug with our existing US partners, The Dow Chemical Company and American Pharmaceutical Partners."

The company has appointed New York based investment bankers Global Markets Capital Group, LLC to develop corporate strategies to penetrate US capital markets and as advisers for the NASDAQ listing.

Global Markets Capital Group President Mark Saunders said he believed Alchemia's carbohydrate technology would resonate with the US market.

"We have seen increased investor interest in companies in the US involved in the glycomics sector, and we believe that Alchemia is well positioned to leverage these opportunities."

"Alchemia's VAST platform technology has yielded several drug hits that address the oncology and antibiotic markets — two of the largest therapeutic markets in the US," he said.

ENDS

.../2

For further information:

Dr Tracie Ramsdale
CEO, Alchemia Limited
Tel: 07 3340 0200
Email: tramsdale@alchemia.com.au

Ms Josie Brophy
Phillips Group
Tel: 07 3230 5000
Mobile: 0402 037 969
Email: jbrophy@phillipsgroup.com.au

***About ADRs (American Depositary Receipts)**
ADRs are commonly used to facilitate US investors investing in foreign companies not listed in the USA. An ADR is created when a broker purchases the company's shares on the home stock market and delivers those to the depositary bank to issue Depositary Receipts. Depositary Receipts may trade freely, just like any other security, in the US Over-The-Counter (OTC) market.

Alchemia Sponsored Level One American Depositary Receipts
Alchemia will create a sponsored Level One ADR program, which is a convenient way to access the US market. The company's Level One American Depositary Receipts will be traded in the US OTC market. The company does not have to comply with US Generally Accepted Accounting Principles (GAAP) or full Securities and Exchange Commission (SEC) disclosure. Essentially a sponsored Level One American Depositary Receipt program allows companies to enjoy the benefits of a publicly traded security in the US without changing its current reporting process.

NASDAQ listing of ADRs
Alchemia intends at a later stage to prepare a Form 20-F for lodgement with the SEC as part of the next step to achieving the more significant Level 2 ADR program. A Level 2 ADR program is a US listing (with US GAAP and full SEC compliance). The listing will allow for Alchemia's ADRs to trade on the fully automated, screen based Small Cap NASDAQ market.

US brokers may deal either directly in Alchemia shares or in ADRs. Some US investors, particularly certain domestic mutual funds, are constrained from investing directly in foreign securities and ADR's will provide the opportunity for them to invest in ASX listed Alchemia.

About Alchemia
Alchemia Limited (ASX: ACL) is a drug discovery company with a novel carbohydrate platform technology focused on the development of generic synthetic heparin and on developing a pipeline of novel therapeutics in areas of significant unmet medical need.

For further information on Alchemia visit www.alchemia.com

About Global Markets Capital Group
Global Markets Capital Group, LLC is an independent investment banking firm that provides innovative strategic advisory services, and mergers and acquisitions expertise globally to public and private life science companies.

For further information on Global Markets Capital Group visit www.globalmarketscapital.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ALCHEMIA LIMITED

ABN

43 071 666 334

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	949,508
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.595 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued to American Pharmaceutical Partners, Iinc pursuant to the terms of the Research and Development, Commercialisation and Distribution Agreement dated 17 October 2003 between Alchemia Limited and American Pharmaceutical Partners , Inc
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 August 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	92,598,190	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	9,112,616	Fully paid ordinary shares classified as restricted securities
		5,956,324	Options held by The Dow Chemical Company
		4,347,325	Employee options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of	

+ See chapter 19 for defined terms.

their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....
(Director/Company secretary) Date: 4th August 2004

Print name: Christopher Neal

==========

Alchemia

Media Release
4 August 2004

Successful scale up paves way for commercial manufacture of synthetic heparin

Australian biotechnology company Alchemia Limited has successfully completed the large scale synthesis of its synthetic heparin on schedule.

The achievement demonstrates that Alchemia's manufacturing process can be scaled up from laboratory to commercial scale with consistent product quality.

Alchemia CEO Dr Tracie Ramsdale said this was a significant milestone in bringing to market a generic version of the proprietary synthetic heparin Arixtra®.

"Achieving this milestone validates the quality of our manufacturing process," Dr Ramsdale said.

"We believe our manufacturing process is likely more efficient than that used in the manufacture of Arixtra®, which gives us a significant commercial advantage.

"Without the need to recoup significant development costs, our manufacturing process will enable us to develop a generic drug that is very price competitive, not only with the existing synthetic heparin on the market but also with other heparin family drugs such as low molecular weight heparin," she said.

The synthesised material is currently being transferred to The Dow Chemical Company, which is on track to complete commercial scale up manufacturing of the generic synthetic heparin product in the US by mid 2005.

Alchemia met last week with its partners, The Dow Chemical Company and American Pharmaceutical Partners Inc, to complete planning and strategy for seeking regulatory approval for Alchemia's synthetic heparin from the US Food and Drug Administration. As a generic version of an existing drug the regulatory approval process is considerably less exacting and shorter than for a new proprietary pharmaceutical product.

ENDS

For further information:

Dr Tracie Ramsdale
CEO, Alchemia Limited
Tel: 07 3340 0200
Email: tramsdale@alchemia.com.au

Anita Westerberg-Jaensch
Phillips Group
Tel: 07 3230 5000
Email: awesterberg-jaensch@phillipsgroup.com.au

Alchemia

MEDIA RELEASE **17 June 2004**

ALCHEMIA TO BENEFIT FROM NEW APPLICATIONS FOR SYNTHETIC HEPARIN

Australian biotechnology company Alchemia Limited is set to benefit from a US Food & Drug Administration decision to approve two new indications for a competitor's anticoagulant synthetic heparin product.

Earlier this month the FDA approved the synthetic heparin product, Arixtra®, produced by Sanofi Synthelabo, for the treatment of acute venous thrombosis (DVT) and acute pulmonary embolism in conjunction with another drug.

Alchemia, in partnership with Dow and American Pharmaceutical Partners (APP), is developing a generic version of Arixtra® for sale in the US market by 2008.

Arixtra® already has FDA approval for the prophylaxis of DVT for patients undergoing hip fracture surgery, hip replacement surgery and knee replacement surgery and is expected to receive approval for a range of other indications by 2006.

The new indications take Arixtra® to 50 percent of the approved indications for heparin drugs, with FDA approval for the remaining 50 percent expected by 2006.

The total worldwide market for heparin-related drugs exceeded $US3 billion in 2003 and is expected to increase by around 25 percent to $US4 billion by 2008.

Alchemia CEO Dr Tracie Ramsdale said the company's generic synthetic heparin product would benefit from Arixtra®'s approval for new uses and would not have to undergo the extensive clinical trial process normally required for new drugs, enabling Alchemia to take its product to market earlier.

"Because we are producing a generic version of a recognised drug, we only need to demonstrate to the FDA that our drug is the same as Arixtra®," Dr Ramsdale said.

Dr Ramsdale said Alchemia had developed a novel, more efficient manufacturing process which should ensure the generic drug will be cost competitive with Arixtra® and other heparin-related drugs, providing Alchemia with a significant market advantage.

Because of the complexity of manufacturing synthetic heparin, there are unlikely to be competitors in the generic synthetic heparin market, Dr Ramsdale said.

According to Dr Ramsdale, synthetic heparin offers a number of benefits over other heparin products, which are derived from animals.

Synthetic heparin was shown to reduce the incidence of DVT, compared with low molecular weight heparin, the current market leader, by more than 50 percent.

Alchemia's manufacturing partner Dow, the world's largest chemical company remains fully committed to Alchemia and is on schedule to complete its commercial scale up manufacturing of the generic synthetic heparin product in the US by 2005.

-ENDS-

For more information:

Dr Tracie Ramsdale
Chief Executive & Managing Director
T: (07) 3340 0210
M: 0414 297 244

More information about Alchemia can be viewed at: **www.alchemia.com.au**

Released by:
Eloise Kitson
NOUS Corporate
T: (07) 3003 1159

05 May 2004 **MEDIA RELEASE**

RE-RATING OF ARIXTRA SALES FORECAST BOOSTS THE POTENTIAL MARKET FOR ALCHEMIA'S SYNTHETIC HEPARIN

A research report released in April by Lehman Brothers has re-valued the worldwide synthetic heparin market at almost double previous forecasts, boosting the value of local biotech Alchemia Limited.

Alchemia is currently developing a generic version of synthetic heparin drug Arixtra®, and has entered a 50:50 profit sharing collaboration agreement with American Pharmaceutical Partners, Inc (APP) to bring this generic version of the anticoagulant to the North American market by 2008.

The Lehman Brothers report, prepared in March 2004, estimates the likely sales for Arixtra® at $US650 million in 2008, peaking at $US950 million, compared to the previous market forecasts of $US400 million in 2008.

The original forecasts were made prior to last week's announcement by pharmaceutical giant Sanofi-Synthelabo (Sanofi) confirming the sale of its synthetic heparin product Arixtra® to GlaxoSmithKline Group (GSK).

The move is expected to result in a major marketing push to boost acceptance of synthetic heparin by GlaxoSmithKline.

Alchemia CEO Dr Tracie Ramsdale said the revised estimates of the potential market for synthetic heparin, coupled with the Sanofi – GlaxoSmithKline deal announced last week, substantially improved the company's potential earnings and increased its value.

"When we listed in December 2003, ABN AMRO Morgans valued Alchemia based on us competing with Arixtra® for a share of total sales of synthetic heparin of about $US400 million," Dr Ramsdale said.

"Lehman Bros. are now saying that this market is almost double what was previously forecast," she said.

"By applying the same valuation parameters, a significant re-rating of Alchemia's share price is warranted."

Dr Ramsdale said GlaxoSmithKline was committed to the ongoing clinical trials for additional indications and to winning market share for Arixtra®.

As a generic copy of Arixtra®, Alchemia's product would automatically benefit from increased acceptance for the branded product.

Arixtra® is predominantly sold into the US hospital market, where APP already has a major presence, Dr Ramsdale said.

Alchemia's product is expected to be significantly cheaper than Arixtra®, and similarly priced to Lovenox, a low molecular weight heparin with sales of $US 1.7 billion, giving Alchemia a strong competitive advantage in the price-driven hospital market.

"The forecast growth in the total heparin market, and particularly increased demand for synthetic heparin will substantially boost our potential earnings as we bring our generic product to market," Dr Ramsdale said.

ENDS

For more information:

Dr Tracie Ramsdale
Chief Executive & Managing Director
T: (07) 3340 0210
M: 0414 297 244

More information about Alchemia can be viewed at: **www.alchemia.com.au**

Alchemia

ALCHEMIA'S ANTICANCER DRUG GETS RESULTS

Australian biotechnology company Alchemia Limited today announced further positive results from its anticancer discovery program.

Recent tests confirmed the anti-angiogenic properties of Alchemia's compound, which significantly reduced the growth of blood vessels in animal models of human *prostate cancer*.

Angiogenesis, the growth of new blood vessels, is essential for the continued growth of tumours and the formation of metastases, the deadly secondary cancers which follow the development of the initial malignant tumour.

Alchemia CEO Dr Tracie Ramsdale said previous test results had demonstrated the effectiveness of this compound in reducing tumour growth in an animal model of human prostate cancer.

The new results confirmed that the compound worked by inhibiting angiogenesis - a promising new field in the development of anti-cancer therapeutics.

The first approved angiogenesis inhibitor, AVASTIN, for the treatment of metastatic colon cancer, developed by leading US biotechnology group Genentech Inc., received US Food & Drug Administration approval earlier this year.

Dr Ramsdale said the FDA approval of AVASTIN demonstrated the efficacy of this new class of anti-cancer treatment.

According to Dr Ramsdale, a range of angiogenesis inhibitors that are each able to inhibit one of the various steps of this complex process are currently being developed by leading drug companies

Dr Ramsdale said the new test results, coupled with the confirmation of the anti-angiogenic activity, meant the company could commence testing the compound on other cancers, including breast, colon and lung cancers.

Dr Ramsdale also noted that Alchemia's cash on hand at the end of the March quarter as reported to the ASX today totalled $20.8 million. Alchemia raised $21million as part of an IPO in December 2003.

ENDS

Alchemia

Press Release 15 April, 2004

Alchemia to benefit from Sanofi- GlaxoSmithKline deal

Australian biotech Alchemia Limited has confirmed that its generic version of synthetic heparin will benefit from a €453million sale announced yesterday by pharmaceutical giant Sanofi-Synthelabo (Sanofi) to GlaxoSmithKline (GSK).

Sanofi announced on Wednesday that as part of the deal, it will sell its synthetic heparin product Arixtra®. – an anti blood clot drug, to GlaxoSmithKline Group (GSK). As the new owner of Arixtra®, GSK will assume responsibility for ongoing Arixtra® clinical trials.

As a result of the sale, Brisbane-based Alchemia Limited believes its generic version of Arixtra® will benefit.

Alchemia CEO Dr Tracie Ramsdale said the Sanofi-GSK deal had substantial upside for Alchemia and its ability to capture part of the US$3 billion heparin market.

"GlaxoSmithKline is a major Pharma and has committed to increasing the number of approved applications and uses ("indications") for Arixtra®. GSK also has greater market clout in the US than Sanofi, and we anticipate that their marketing efforts will deliver higher sales and market acceptance for Arixtra®.

"This is positive news for Alchemia. As a developer of a 'generic' synthetic heparin, the more indications Arixtra® achieves the greater the market will be for our synthetic heparin," she said.

As a generic version of an existing drug, Alchemia's synthetic heparin is not required to undergo the extensive clinical trial process required for new drugs, therefore developing a faster and cheaper route to market.

Dr Ramsdale added that Alchemia had made substantial progress towards its goal of commercial development of its generic version of synthetic heparin, and has signed two landmark deals for the drug's mass-manufacture (via The Dow Chemical Company (Dow)) and marketing and distribution (though American Pharmaceutical Partners).

"Earlier this year Alchemia made significant headway in the production of a 25 gram prototype of our synthetic heparin product, allowing us to commence work with our manufacturing partner, The Dow Chemical Company (Dow) on the next phase of development four months ahead of schedule.

"As a result, Dow commenced the commercial cGMP scale up of 500 grams in February 2004, and is scheduled to complete the commercial scale up to FDA standard by June 2005.

Alchemia's synthetic heparin patent application progressed to National Phase last month in a number of countries including US, Canada, Australia and Europe and will enter National Phase in Japan and China during April.

The total market for the heparin family of anticoagulants including synthetic heparin was more than US$3 billion in 2002, and we expect that our product will be able to secure a significant share of this market," she said.

As previously disclosed, Sanofi-Synthelabo began the sales process to divest its interests in Arixtra® and Fraxiparine® in connection with its public offer to acquire all the outstanding ordinary shares of Aventis announced on January, 26th 2004.

The Sanofi-GSX transaction is conditional on Sanofi-Synthelabo successfully completing its offer for Aventis as well as obtaining the requisite clearances from EU and US competition authorities.

ENDS

For more information:
Dr Tracie Ramsdale
Chief Executive & Managing Director
T: (07) 3340 0210
M: 0414 297 244

More information about Alchemia can be viewed at: **www.alchemia.com.au**

Released by: Eloise Kitson
NOUS Corporate
T: (07) 3003 1159

Alchemia

The Manager
Company Announcements
Australian Stock Exchange Limited
Level 6
Riverside Centre
Brisbane Qld 4000

30 March 2004

Dear Sir

Release from voluntary escrow

Alchemia Limited (ACL) wishes to advise that 1,801,346 ordinary shares have been released from voluntary escrow.

Yours faithfully

Christopher Neal
Company Secretary

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Alchemia Limited**
ABN	**43 071 666 334**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Errol Malta
Date of last notice	23/12/2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	n/a
Date of change	18 March 2004
No. of securities held prior to change	10,000
Class	Ordinary Shares
Number acquired	10,000
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6282.50
No. of securities held after change	20,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On- market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	n/a
Nature of interest	n/a
Name of registered holder (if issued securities)	n/a
Date of change	n/a
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	n/a
Interest acquired	n/a
Interest disposed	n/a
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a
Interest after change	n/a

+ See chapter 19 for defined terms.

19 February 2004 **MEDIA RELEASE**

ALCHEMIA AHEAD OF SCHEDULE

Newly listed Brisbane-based biotechnology company Alchemia Limited is on track to break into the $US3 billion market for the heparin family of anticoagulants with the development of its generic synthetic heparin product.

In announcing the company's half yearly results, Chief Executive Officer Dr Tracie Ramsdale said the company had made substantial progress towards its goal of commercial development of its carbohydrate based therapeutics during the last six months.

"During the period, the production by Alchemia of a 25 gram prototype of our synthetic heparin product progressed substantially, allowing us to commence work with our manufacturing partner, The Dow Chemical Company (Dow) on the next phase of development four months ahead of schedule, " she said.

As a result, Dow commenced the commercial cGMP scale up of 500 grams in February 2004, and is scheduled to complete the commercial scale up to FDA standard by June 2005.

During the period, Alchemia also entered a collaboration agreement with American Pharmaceutical Partners, Inc to bring its generic synthetic heparin to market in North America.

"APP is a leader in the injectable drug market in the US, and has extensive expertise in the US regulatory process, and in marketing generic drugs," Dr Ramsdale said.

Under the terms of the agreement APP will be responsible for obtaining US Food & Drugs Administration approval for the drug, and the subsequent marketing in the US, and Alchemia and APP will share profits from the sale of synthetic heparin.

As a generic version of an existing drug, Alchemia's synthetic heparin is not required to undergo the extensive clinical trial process required for new drugs, Dr Ramsdale said.

"The total market for the heparin family of anticoagulants including synthetic heparin was more than US$3 billion in 2002, and we expect that our product will be able to secure a significant share of this market," she said.

In addition to its $21.00 million initial public offering in December, Alchemia has secured additional funding as part of its agreement with APP and a further $4.50 million R&D Start grant from AusIndustry.

APP took a 2.96 percent stake in Alchemia for $1.76 million, and has committed to provide further equity funding to a maximum of US$2.50 million for the ongoing development of synthetic heparin.

The additional funding will allow the company to bring synthetic heparin to market, and to accelerate the other drug discovery targets in its pipeline, Dr Ramsdale said.

Alchemia's drug discovery activities, led by its anticancer and antibacterial compounds, are also progressing, and the company should be ready to seek partners for their commercial development in 2004/05, Dr Ramsdale said.

Alchemia's anticancer compound recently achieved a significant reduction in tumour growth in animal tests in the US. Dr Ramsdale said the positive results from these initial animal tests on its anticancer drug program announced this week had further validated the company's platform technology for drug discovery.

Meanwhile its antibacterial compounds had been shown to kill bacteria by inhibiting the synthesis of the bacterial cell wall, and its lead compound was active against multi drug resistant bacteria such as golden staph, Dr Ramsdale said.

The company's research and development expenditure had resulted in a $2.67 million loss after tax for the six months to 31 December 2003, in line with budget expectations. Cash on hand at the end of the December was $21.99 million.

Dr Ramsdale flagged that based on the positive progress on the R&D programme, Alchemia's expenditure would increase in line with expectations during the next six months as the synthetic heparin and drug discovery programs accelerated.

ENDS

For more information:
Dr Tracie Ramsdale
Chief Executive & Managing Director
T: (07) 3340 0210
M: 0414 297 244

More information about Alchemia can be viewed at: **www.alchemia.com.au**

Released by:
Eloise Kitson
NOUS Corporate
T: (07) 3003 1159

Alchemia

18 February, 2004 **MEDIA RELEASE**

Alchemia achieves important drug discovery milestone

Australian biotechnology company Alchemia Limited today announced that its drug discovery platform has identified a molecule that significantly reduces the growth of tumours in animal tests.

The molecule is believed to work by disrupting the growth of the blood supply to the tumour. The growth of new blood vessels, known as angiogenesis, is an essential feature for the continued growth of tumours.

CEO Dr Tracie Ramsdale said that although the initial results had been obtained in a prostate cancer model, the principle of interrupting a tumour's blood supply could be applied to many solid tumours including colon, lung and breast cancer.

This result demonstrates that Alchemia's technology can lead to molecules that are effective *in vivo* and is a significant step in validating Alchemia's approach to drug discovery," said Dr Ramsdale.

"Further testing and development of the molecule would now be required, to assess its potential as an anti-cancer drug either alone or in combination with other drugs," she said.

According to Dr Ramsdale, Alchemia's novel drug development technology may be applicable to a wide range of disease targets.

"The process of drug discovery can be likened to finding the right key, or compound, for a particular molecular lock," Dr Ramsdale said.

"In simple terms, our technology offers access to a much more diverse set of keys, thus increasing the probability of finding 'hits'," she said.

"Our initial R&D programs have shown enormous promise as we have identified a number of potential hits for a wide variety of disease targets including cancer, obesity, inflammation and infectious disease.

"The next major challenge was to determine whether these hits are suitable for development as drugs, most importantly, whether they work in an appropriate disease model," she said.

"These results announced today are the first demonstration of effectiveness in an animal model of human disease.

"Our strategy is to identify new candidates in areas of significant unmet medical need where the pharmaceutical industry has been unsuccessful at identifying suitable leads," Dr Ramsdale said.

As the company identifies suitable leads it will seek to partner with leading pharmaceutical companies to continue the clinical development and commercialisation process.

"By pursuing multiple target opportunities, and forming partnerships to develop promising leads from an early stage, we are not forced to rely on a small number of product candidates," she said.

"The pharmaceutical industry has a critical need to fill its drug development pipeline and Alchemia has demonstrated that its technology offers great potential for the discovery of new drug candidates," said Dr Ramsdale.

ENDS

For more information: Dr Tracie Ramsdale
Chief Executive & Managing Director
T: (07) 3340 0210
M: 0414 297 244

More information about Alchemia can be viewed at: **www.alchemia.com.au**

Released by: Eloise Kitson
NOUS Corporate
T: (07) 3003 1159

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Alchemia Limited
ABN	43 071 666 334

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Errol Malta
Date of appointment	27th October 2003

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
10,000 Ordinary Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities Nil

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Alchemia Limited
ABN	43 071 666 334

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Kevin Healey
Date of appointment	12th March 1998

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Medica Holdings Limited	14,424,453 Ordinary Shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Alchemia Limited
ABN	43 071 666 334

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Melvyn Bridges
Date of appointment	2nd October 2003

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities Nil

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Alchemia Limited
ABN	43 071 666 334

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nerolie Withnall
Date of appointment	27th October 2003

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities Nil

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Alchemia Limited
ABN	43 071 666 334

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Andrews
Date of appointment	2nd November 1995

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Erdnarp Enterprises Pty Limited	3,989,949 Ordinary Shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Alchemia Limited
ABN	43 071 666 334

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Tracie Ramsdale
Date of appointment	9th July 2003

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
1,558,115 Ordinary Shares 1,609,781 Options Over Ordinary Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Merlinium Limited Trustee for Arcadia Superannuation Fund	60,000 Ordinary Shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

MEDIA RELEASE

22 December 03

ASX welcomes Alchemia Ltd (ACL)

Australian Stock Exchange Ltd is pleased to announce the initial listing of Alchemia Limited, which will make its stockmarket debut at 11.00 am EDST on Tuesday 23 December 2003.

Alchemia Limited is a biotechnology company involved in the discovery and development of new drugs using carbohydrate-based technology.

Alchemia Limited's securities will trade under the ticker-code ACL, and there will be 91.1 million shares quoted, issued at 70 cents.

Alchemia Limited is the 91st new equity listing on ASX for the 2003/04 financial year, and is the 119th new listing for the 2003 calendar year.

Further information:

Sarah Collins	Christopher Neal
Marketing Manager, Listings	Company Secretary
ASX	Alchemia Limited
02 9227 0495	07 3340 0215
www.asx.com.au	www.alchemia.com.au

Alchemia

9 November 2003 **MEDIA RELEASE**

ALCHEMIA LAUNCHES $21 MILLION IPO

Alchemia Limited has today announced it has lodged a Prospectus with the Australian Securities and Investments Commission for a $21 million public offering ("the Offer") and to seek a listing on the Australian Stock Exchange.

Alchemia is an Australian biotechnology company dedicated to the profitable commercial development of new therapeutics and speciality pharmaceuticals, using a unique proprietary carbohydrate-based technology.

Under the Offer, Alchemia will issue 30.0 million new shares at an issue price of $0.70 each to raise $21 million, bringing the total shares on issue to 100 million.

Upon completion of the Offer and subsequent listing on the ASX, Alchemia is expected to have a market capitalisation of approximately $70 million.

The Offer is jointly and fully underwritten by Credit Suisse First Boston Australia Limited and ABM AMRO Morgans Corporate Limited and is expected to open on 17 November and close on 12 December 2003.

Alchemia's Chairman, Mr Mel Bridges said Alchemia had developed a unique carbohydrate synthesis technology that was being applied to the manufacture and discovery of carbohydrate-based drugs.

He said carbohydrates had enormous untapped potential as therapeutics but this potential had not been realised owing to a lack of enabling technologies for their large-scale synthesis.

"Alchemia has developed and applied to patent a process for the manufacture of a generic form of Arixtra®, a synthetic heparin, used to prevent the formation of blood clots. The heparin family of anticoagulants, including synthetic heparin, had sales exceeding US$3 billion in 2002.

Alchemia anticipates that its synthetic heparin will be ready for market in North America in 2008, once the current manufacturer's exclusivity period has expired and US Food and Drug Administration approval has been received.

Mr Bridges also announced today that Alchemia had formed a significant strategic alliance with American Pharmaceutical Partners (APP) – one of America's leading providers of injectable generic pharmaceutical products.

He said APP would bring considerable expertise and experience to Alchemia, particularly in obtaining regulatory approvals, and in the market development and sales penetration for generic drugs.

"Alchemia also has a formal alliance with the world's largest chemical company – The Dow Chemical Company – for the large-scale process development and manufacture of Alchemia's products, including synthetic heparin," he said.

"Alchemia intends to commercialise its synthetic heparin, the Company's first product, with its industry partners. Under the alliances Alchemia will receive a 50% profit share on the manufacture and sale of its synthetic heparin.

"Furthermore, Alchemia has received approval for a new Federal Government R&D START grant to the value of $4.5 million, which Alchemia expects will meet a significant proportion of anticipated development costs for its synthetic heparin."

Mr Bridges said Alchemia was also applying its proprietary technology to discover new drugs.

"Because we are able to create large portfolios of small novel molecules, we believe that we can increase the probability of successful drug discovery," he said.

"We already have discovered exciting lead molecules in the anticancer and antibiotic fields. Our antibiotic leads are effective against multi-drug resistant bacteria such as the notorious 'golden staph'.

"We intend to progress these candidates to the point where they can be successfully partnered with pharmaceutical companies to assist with clinical development, regulatory approval and marketing."

Since its formation in 1995, Alchemia has been well funded by a number of venture capital groups in Australia.

This funding has been supplemented by two Federal Government R&D START grants, totalling $7 million, and an upfront payment of US$2 million under its agreement with Dow and a recent equity injection of $1.8 million by APP.

Funds raised through the Offer will be used primarily in the development of the Company's drug pipeline, including Alchemia's synthetic heparin and its anticancer and antibiotic leads, as well as for working capital and general corporate purposes.

ENDS

For more information:

Mel Bridges
Chairman
M: 0413 051 600

Dr Tracie Ramsdale
Chief Executive & Managing Director
T: (07) 3340 0210
M: 0414 297 244

The offer of shares in Alchemia will be made in a Prospectus. Anyone wishing to acquire shares in Alchemia will need to complete the application form that will be in or will accompany the Prospectus. The Prospectus may not be sent to investors in the US or otherwise distributed in the US. This announcement has been prepared for publication in Australia and may not be released in the US. This press release does not constitute an offer of any shares for sale.

A copy of the Prospectus can be viewed on the Alchemia website:
www.alchemia.com.au

Alchemia

MEDIA RELEASE **28 October, 2003**

New Appointments Strengthen Alchemia's Board

AUSTRALIA - Leading carbohydrate-focused biotech, Alchemia Limited today announced the appointment of a new Chairman and two non-executive Directors, in *a move to strengthen the Board's commercial expertise.*

Newly appointed Chairman, Mr Mel Bridges is one of Australia's most respected executives in the biotechnology industry, best known for his efforts with Baxter Healthcare, PANBIO and Peptech.

With more than 25 years experience in the diagnostics, biotech and medical device industries, Mr Bridges appointment as Chairman is set to bolster Alchemia's profile in biotech circles, and bring greater expertise and focus to the commercialisation of its carbohydrate-based drug business.

Mr Bridges said he was delighted to be joining the Alchemia Board.

"Alchemia is one of Australia's emerging success stories in the biotechnology sector. I believe the Company is playing a significant role in drug discovery and development, both in Australia and internationally, and I look forward to assisting the Company with their endeavours," he said.

Mr Bridges' other current board positions include - Chairman of Peptech, Genetic Solutions, Farmacule and ToxiTech, and Non-executive Director of Impedimed.

Alchemia has also announced the appointment of two new non-executive Directors including:

- Nerolie Withnall – former partner of Minter Ellison Lawyers, a Director of Campbell Brothers Ltd and Pan Australian Resources N. L., Darling Downs Foods Ltd and The Brisbane Institute, and
- Dr Errol Malta - ex Amgen Product Development Team Leader and therapeutic drug development expert, a consultant to a number of biotechnology companies in early phase product development in Australia, and currently is on the boards of two Australian biotechnology companies.

The new appointments are set to bring greater independence and provide stronger business management and development expertise to assist the Company with its growth plans and long-term sustainability.

ENDS

For more information:
Dr Tracie Ramsdale, Chief Executive and Managing Director
M: 0414 297 244

Mel Bridges, Chairman
M: 0413 051 600

ALCHEMIA LIMITED
Founded in 1995, Alchemia is an Australian biotechnology company dedicated to the profitable commercial development of new therapeutics and speciality pharmaceuticals, using a unique proprietary carbohydrate-based technology.

The Company has patented a technology for building and manipulating carbohydrates - important natural materials involved in many biological processes. Carbohydrates are essential compounds for both normal healthy biological functioning and the treatment of certain diseases.

To date, Alchemia has been funded by a number of leading venture capital groups in Australia to the extent of $26 million. This has been supplemented by two Federal Government start research grants, totalling $7 million, and an upfront payment from The Dow Chemical Company (Dow) associated with the license agreement for Alchemia's technology.

ALCHEMIA LIMITED – NEW DIRECTORS

Mel Bridges, BSc, FAICD - Chairman
Mel has spent the majority of his career in the biotech and healthcare industry, where he has over 28 years experience. During this period, he founded and managed successful diagnostics, biotech and medical device businesses over this period. Mel is a Fellow of the Australian Institute of Company Directors, he co-founded listed company PANBIO, and is currently Chairman of a number of listed and unlisted companies including, Peptech, Genetic Solutions, Farmacule and ToxiTech. He is also the founder and an executive director of the medical device group, Impedimed.

Businesses Mel has founded have won numerous awards including, the Queensland Export Award, Australian Small Business of the Year, Queensland Top 400, BRWs Top 100 Fastest Growing Companies for seven consecutive years and The Australian Quality Award. In 2000 he was awarded the Business Bulletin Business Star of the Year and last year was awarded Ernst & Young's Queensland Entrepreneur of the Year.

Errol Malta, PhD - Director
Errol has over 14 years experience in the pharmaceutical/biotechnology industry in drug development. In that time he worked for over ten years with Amgen serving eight years at its global headquarters in California US where he was Product Development Team Leader, responsible for global drug development and commercialisation in the US, Europe and Japan, for a number of different molecules. He was responsible for five successful new-molecule IND submissions to FDA and other regulatory agencies, subsequent Phase I/II programs, as well as a number of Phase III and IV trials. Upon return to Australia he was appointed Director of Scientific Affairs at Amgen Australia and Head of the Melbourne office.

Over the last 18 months he has been a consultant to a number of biotechnology companies in early phase product development in Australia, and currently is on the boards of two Australian biotechnology companies. Errol is a PhD graduate of the University of Melbourne, as well as a graduate of Australian Institute of Company Directors, and successfully completed the UCLA (Anderson School) Executive Program in Management.

Nerolie Withnall, BA LLB MAICD - Director
Nerolie is a consultant and former partner of Minter Ellison Lawyers. In 2001 she retired from the law after practicing for more than 30 years in Sydney, Darwin and Brisbane, to focus on board and consulting positions. Nerolie is a director of Campbell Brothers Ltd and Pan Australian Resources N. L. (both listed on ASX), Darling Downs Foods Ltd and The Brisbane Institute. She is chairman of the board of two privately owned companies, a member of the Takeover Panel and the Corporations and Markets Advisory Committee, a Director of the Major Sports Facilities Authority and a Councillor of the National Maritime Museum.

This is the annexure referred to in the attached resolution dated / /
and for identification, signed by all members of the Company:

________________ ________________

________________ ________________

________________ ________________

________________ ________________

CONSTITUTION OF

ALCHEMIA LIMITED ACN 071 666 334

History:

Adopted on: / /

Amended: / /

A COMPANY LIMITED BY SHARES

Constitution
of
ALCHEMIA LIMITED ACN 071 666 334

1. GENERAL

1.1 Name of Company

The name of the Company is Alchemia Limited.

1.2 Liability of members

The liability of shareholders is limited.

1.3 Replaceable rules

The Replaceable Rules do not apply to the Company.

2. DEFINITIONS AND INTERPRETATION

2.1 Definitions

In these rules unless it is inconsistent with the subject or context in which it is used:

'**ASIC**' means the Australian and Securities Investments Commission;

'**ASX**' means Australian Stock Exchange Limited;

'**Board**' means the Directors for the time being of the Company;

'**business day**' means a day defined as such under the Listing Rules;

'**call**' includes any instalment of a call and any amount due on allotment of any share;

'**Chairman**' includes an acting Chairman under **rule 10**;

'**Committee**' means a Committee to which powers have been delegated by the Board pursuant to **rule 18.7**;

'**Company**' means Alchemia Limited ACN 071 666 334;

'**Director**' means a person appointed or elected from time to time to the office of Director of the Company in accordance with these rules and includes any alternate Director duly appointed as a Director;

'**Law**' means the *Corporations Act 2001* and the *Corporations Regulations 2001* (as defined in the *Corporations Act 1989*);

'**Listing Rules**' means the Listing Rules of ASX and any other rules of ASX which are applicable while the Company is admitted to the Official List of ASX, each as amended or replaced from time to time, except to the extent of any express waiver by ASX;

'**Managing Director**' means the person appointed to that position pursuant to **rule 17.1**;

'**Office**' means the registered office from time to time of the Company;

'**person**' and words importing persons include partnerships, associations and corporations unincorporated and incorporated by Ordinance, Act of Parliament or registration as well as individuals;

'**proper SCH transfer**' has the same meaning as in the Law;

'**Register**' means the register of shareholders of the Company and includes a branch register of shareholders established pursuant to **rule 20**;

'**Registered address**' means the address of a shareholder specified on a transfer or any other address of which the shareholder notifies the Company as a place at which the shareholder will accept service of notices;

'**Restricted Security**' has the meaning specified in the Listing Rules;

'**Retiring Director**' means a Director who is required to retire under **rule 16.1** and a Director who ceases to hold office under **rule 16.2;**

'**rules**' means the rules of this constitution as altered or added to from time to time;

'**SCH business rules**' has the same meaning as in the Law;

'**Seal**' means the common seal, if any, from time to time, of the Company;

'**Secretary**' means a person appointed as secretary of the Company and includes any person appointed to perform the duties of secretary;

'**securities**' includes shares, rights to shares, options to acquire shares and other securities with rights of conversion to equity;

'**security holder**' means a holder of securities of the Company in accordance with the Law.

'**shareholder**' means a shareholder of the Company in accordance with the Law;

'**shareholders present**' means shareholders present at a general meeting of the Company in person or by duly appointed representative, proxy or attorney;

'**shareholding account**' means an entry made in the Register in respect of a shareholder for the purpose of providing a separate identification of some or all of the shares registered from time to time in the name of the shareholder;

'**writing**' and '**written**' includes printing, typing, lithography and other modes of reproducing words in a visible form;

2.2 Interpretations

(a) words and phrases which are given a special meaning by the Law have the same meaning in these rules unless a contrary intention appears;

(b) words in the singular include the plural and vice versa;

(c) words importing a gender include each other gender;

(d) a reference to the Law or any other statute or regulations is to be read as though the words as modified or substituted from time to time' were added to the reference;

(e) a reference to the Listing Rules is to the Listing Rules as are in force from time to time in relation to the Company after taking into account any waiver or exemption which is in force either generally or in relation to the Company;

(f) the headings and sidenotes do not affect the construction of these rules;

(g) an expression used in a particular Part, Division, Schedule or regulation of the Law that is given by that Part, Division, Schedule or regulation a special meaning for the purpose

of that Part, Division Schedule or regulation has, in any of these rules that deals with a matter dealt with by that Part, Division, Schedule or regulation, unless the contrary intention appears, the same meaning as in that Part, Division, Schedule or regulation.

3. SHARES

3.1 Issue of shares and options

Without prejudice to any special rights conferred on the holders of any shares, and subject to the Listing Rules, any share in the capital of the Company may be issued with preferred, deferred or other special rights, obligations or restrictions, whether in regard to dividends, voting, return of share capital, payment of calls or otherwise, as the Board may from time to time determine. Except as provided by contract or these rules to the contrary, all unissued shares are under the control of the Board which may grant options on the shares, issue option certificates in respect of the shares, allot or otherwise dispose of the shares on the terms and conditions and for the consideration it thinks fit. The Company shall maintain a register of options in accordance with the Law.

3.2 Power to pay commission and brokerage

The Company may pay a commission to any person in consideration of the person subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares in the Company, or procuring or agreeing to procure subscriptions, whether absolutely or conditionally, for any shares in the Company. The commission may be paid or satisfied in cash or in shares, debentures or debenture stock of the Company or otherwise. The Company may in addition to or instead of commission pay any brokerage permitted by law.

3.3 Directors may participate

Any Director or any person who is an associate of a Director for the purposes of the Listing Rules may participate in any issue by the Company of securities unless the Director is precluded from participating by the Listing Rules.

3.4 Surrender of shares

In its discretion, the Board may accept a surrender of shares by way of compromise of any question as to whether or not those shares have been validly issued or in any other case where the surrender is within the powers of the Company. Any shares surrendered may be sold or re-issued in the same manner as forfeited shares.

3.5 Joint holders

Where 2 or more persons are registered as the holders of any shares, they are deemed to hold the shares as joint tenants with benefits of survivorship subject to the following provisions:

(a) **Number of holders** - the Company is not bound to register more than 3 persons as the holders of the shares (except in the case of trustees, executors or administrators of a deceased shareholder);

(b) **Liability for payments** - the joint holders of the shares are liable severally as well as jointly in respect of all payments which ought to be made in respect of the shares;

(c) **Death of joint holder** - on the death of any one of the joint holders, the survivor is the only person recognised by the Company as having any title to the shares but the Board may require evidence of death;

(d) **Power to give receipt** - any one of the joint holders may give a receipt for any dividend, bonus or return of capital payable to the joint holders;

(e) **Notices and certificates** - only the person whose name stands first in the Register as one of the joint holders of the shares is entitled, if the Company is required by the Law or the Listing Rules to issue certificates for shares, to delivery of a certificate relating to the shares or to receive notices from the Company and any notice given to that person is deemed notice to all the joint holders;

(f) **Votes of joint holders** - any one of the joint holders may vote at any meeting of the Company either personally or by duly authorised representative, proxy or attorney, in respect of the shares as if that joint holder was solely entitled to the shares. If more than one of the joint holders are present at any meeting personally or by duly authorised representative, proxy or attorney, the joint holder who is present whose name stands first in the Register in respect of the shares is entitled alone to vote in respect of the shares.

3.6 Non-recognition of equitable interests, etc.

Except as otherwise provided in these rules, the Company is entitled to treat the registered holder of any share as the absolute owner of the share and is not, except as ordered by a Court or as required by statute, bound to recognise (even when having notice thereof) any equitable or other claim to or interest in the share or the part of any other person.

3.7 Restricted securities

(a) Restricted Securities may not be disposed of during the escrow period except as permitted by the Listing Rules or ASX.

(b) If the Company at any time has on issue any Restricted Securities, the Company shall, except as permitted by the Listing Rules or ASX, refuse to acknowledge, deal with, accept or register any sale, assignment or transfer of any of such Restricted Securities which is or might be in breach of the Listing Rules or any escrow agreement entered into by the Company under the Listing Rules in relation thereto.

(c) In the event of a breach of the Listing Rules or of any escrow agreement entered into by the Company under the Listing Rules in relation to Restricted Securities, the member holding the shares in question shall, notwithstanding any rights attached to such shares, cease to be entitled to any dividend or distribution and to any voting rights in respect of those shares for so long as the breach subsists.

3.8 Issue of redeemable preference shares

Subject to the Law, any preference shares may be issued on the terms that they are, or at the option of the Company, are liable, to be redeemed and otherwise on such terms and in such manner as the Board determines before the issue.

3.9 Variation of rights

The rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, and subject to the Listing Rules, be varied with the consent in writing of members with at least 75% of the votes in the class, or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

3.10 Issue of new preference shares

The rights conferred upon the holders of the shares of any class issued with preferred or other rights are, unless otherwise expressly provided by the terms of issue of the shares of that class, deemed not to be varied by the creation or issue of further shares ranking equally with the first-mentioned shares.

4. CERTIFICATES

4.1 Certificates/uncertificated holdings

While the Company is admitted to the Official List of ASX the following applies:

(a) Subject to **rule 3.5(e)**, where the Company is required by the Law or the Listing Rules to issue certificates for shares, every shareholder is entitled, without payment, to one certificate for the shares registered in that shareholder's name or to several certificates in reasonable denominations, each for a part of the shares.

(b) The Company may send any certificate to a shareholder by prepaid post addressed to the shareholder at that shareholder's Registered address or as is otherwise directed by the shareholder and every certificate so sent shall be at the risk of the shareholder entitled thereto.

(c) If the Board wishes to issue certificates for shares, or where the Company is required by the Law to issue certificates for shares, share certificates are to be issued under the Seal or by authority of the Board (whether or not in accordance with **rule 21.4**) in any form prescribed by the Board permitted under the Law and are to be signed in any manner determined by the Board.

(d) If a certificate is worn out or defaced, upon production of the certificate to the Company, the Board may order it to be cancelled and may issue a new certificate;

(e) If a certificate is lost, stolen or destroyed, upon the giving of such indemnity (if any) and any evidence that the certificate has been lost, stolen or destroyed which the Board may require and upon the payment of any fee the Board may from time to time determine, a new certificate may be issued instead of the lost, stolen or destroyed certificate. A certificate issued to replace a certificate which has been lost, stolen or destroyed may be endorsed as having been issued instead of a lost, stolen or destroyed certificate.

4.2 The Company need not issue certificates

Notwithstanding any other provision in these rules, when the Company is admitted to the Official List of ASX the Board may determine not to issue a certificate for any security or may determine to cancel such a certificate without issuing any certificate in its place, if that determination is not contrary to the Law or the Listing Rules or the SCH business rules or is required by Listing Rules or the SCH business rules.

4.3 Computerised trading

(a) The Board may do anything it considers necessary or desirable and which is permitted under the Law, the Listing Rules and the SCH business rules to facilitate the involvement by the Company in any computerised or electronic system established or recognised by the Law or the Listing Rules for the purposes of facilitating dealings in securities.

(b) If the Company is involved in a system of the kind described in **rule 4.3(a)**, the Company must comply with and give effect to the Listing Rules and the SCH business rules applying in relation to that system.

4.4 Cancellation of certificates

Where the Board of the Company has pursuant to **rule 4.2** determined not to issue certificates for securities or to cancel existing certificates, a security holder has the right to receive such statements of the holdings of the security holder as are required to be distributed to a security holder under the Law, the Listing Rules or the SCH business rules.

5. CALLS

5.1 Power to make calls

Subject to the terms upon which any shares may have been issued, the Board may make calls from time to time upon the shareholders in respect of all moneys unpaid on their shares. Each shareholder is liable to pay the amount of each call in the manner, at the time and at the place specified by the Board. Calls may be made payable by instalments.

5.2 Obligation for calls

The Company may make arrangements on the issue of shares for a difference between the holders of those shares in the amount of calls to be paid and the time of payment of the calls.

5.3 When a call is made

A call is deemed to have been made at the time when the resolution of the Board authorising the call was passed. Subject to the Listing Rules, the call may be revoked or postponed at the discretion of the Board at any time prior to the date on which payment in respect of the call is due.

5.4 Interest on the late payment of calls

If any sum payable in respect of a call is not paid on or before the date for payment, the shareholder from whom the sum is due is to pay interest on the unpaid amount from the due date to the date of payment at the rate the Board from time to time determines. The Board may waive the whole or part of any interest paid or payable under this rule.

5.5 Instalments

Subject to any notice requirements under the Listing Rules, if, by the terms of an issue of shares, any amount is payable in respect of any shares by instalments, every instalment is payable as if it is a call duly made by the Board of which due notice had been given, and, subject thereto, all provisions of these rules with respect to the payment of calls and of interest or to the forfeiture of shares for non-payment of calls or with respect to liens or charges apply to the instalment and to the shares in respect of which it is payable.

5.6 Payment in advance of calls

If the Board thinks fit it may receive from any shareholder all or any part of the moneys unpaid on all or any of the shares held by that shareholder beyond the sums actually called up and then due and payable either as a loan repayable or as a payment in advance of calls. The Company may pay interest on the moneys advanced at the rate and on the terms agreed by the Board and the shareholder paying the sum in advance.

5.7 Non-receipt of notice of call

Notice of any call shall be in writing including such information as the Law and Listing Rules may require, but the non-receipt of a notice of any call by, or the accidental omission to give notice of any call to, any shareholder does not invalidate the call.

6. FORFEITURE AND LIEN

6.1 Notice requiring payment of sums payable

Subject to the Listing Rules, if any shareholder fails to pay any sum payable on or in respect of any shares, either for allotment money, calls or instalments, on or before the day for payment, the Board may, at any time after the day specified for payment whilst any part of the sum remains unpaid, serve a notice on the shareholder requiring that shareholder to pay the sum together with interest accrued and all expenses incurred by the Company by reason of the non-payment.

6.2 Time and place for payment

The notice referred to in **rule 6.1** is to name a day on or before which the sum, interest and expenses (if any) are to be paid and the place where payment is to be made. The notice is also to state that, in the event of non-payment at or before the time and at the place specified, the shares in respect of which the sum is payable will be liable to be forfeited.

6.3 Forfeiture on non-compliance with notice

If there is non-compliance with the requirements of any notice given pursuant to **rule 6.1**, any shares in respect of which notice has been given may, at any time after the day specified in the notice for payment whilst any part of allotment moneys, calls, instalments, interest and expenses (if any) remains unpaid, be forfeited by a resolution of the Board to that effect. The forfeiture is to include all dividends, interest and other moneys payable by the Company in respect of the forfeited shares and not actually paid before the forfeiture.

6.4 Notice of forfeiture

When any share is forfeited, notice of the resolution of the Board is to be given to the shareholder in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture and the date of forfeiture is to be made in the Register. Failure to give notice or make the entry as required by this rule does not invalidate the forfeiture.

6.5 Disposal of forfeited shares

Any forfeited share is deemed to be the property of the Company and, subject to the Listing Rules, the Board may sell or otherwise dispose of or deal with the share in any manner it thinks fit and with or without any money paid on the share by any former holder being credited as paid up.

6.6 Annulment of forfeiture

The Board may, at any time before any forfeited share is sold or otherwise disposed of, annul the forfeiture of the share upon any condition it thinks fit.

6.7 Liability notwithstanding forfeiture

Any shareholder whose shares have been forfeited is, notwithstanding the forfeiture, liable to pay and is obliged forthwith to pay to the Company all sums of money, interest and expenses owing upon or in respect of the forfeited shares at the time of forfeiture, together with expenses and interest from that time until payment at the rate the Board from time to time determines. The Board may enforce the payment or waive the whole or part of any sum paid or payable under this rule as it thinks fit.

6.8 Company's lien or charge

The Company has a first and paramount lien or charge for unpaid calls, instalments, reasonable interest due in relation to any calls or instalments and any amounts the Company is called upon

by law to pay (and has paid) in respect of the shares of a shareholder upon shares registered in the name of the shareholder in respect of which the calls, instalments and interest are due and unpaid or in respect of which the amounts are paid and upon the proceeds of sale of the shares. The lien or charge extends to all dividends from time to time declared in respect of the shares provided that, if the Company registers a transfer of any shares upon which it has a lien or charge without giving the transferee notice of any claim it may have at that time, the shares are freed and discharged from the lien or charge of the Company in respect of that claim.

6.9 Sale of shares to enforce lien

The Company may do all such things as may be necessary or appropriate for it to do under the SCH business rules or the Listing Rules to effect a transfer or to protect any lien, charge or other right to which it may be entitled under any law or these rules.

6.10 Title of shares forfeited or sold to enforce lien

(a) In a sale or a re-allotment of forfeited shares or in the sale of shares to enforce a lien or charge, an entry in the Board's minute book that the shares have been forfeited, sold or re-allotted in accordance with these rules is sufficient evidence of that fact as against all persons entitled to the shares immediately before the forfeiture, sale or re-allotment of the shares. The Company may receive the purchase money or consideration (if any) given for the shares on any sale or re-allotment.

(b) In a re-allotment, a certificate signed by a Director or the Secretary to the effect that the shares have been forfeited and the receipt of the Company for the price of the shares constitutes a good title to them.

(c) In a sale, the Company may appoint a person to execute or effect a transfer in favour of the person to whom the shares are sold.

(d) Upon the issue of the receipt or the execution of the transfer the person to whom the shares have been re-allotted or sold is to be registered as the holder of the shares, discharged from all calls or other money due in respect of the shares prior to the re-allotment or purchase and the person is not bound to see to the regularity of the proceedings or to the application of the purchase money or consideration; nor is the person's title to the shares affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale or re-allotment.

(e) The net proceeds of any sale or re-allotment are to be applied first in payment of all costs of or in relation to the enforcement of the lien or charge or the forfeiture (as the case may be) and of the sale or re-allotment, next in satisfaction of the amount in respect of which the lien exists as is then payable to the Company (including interest) and the residue (if any) paid to, or at the direction of, the person registered as the holder of the shares immediately prior to the sale or re-allotment or to the person's executors, administrators or assigns upon the production of any evidence as to title required by the Board.

(f) If a certificate for the shares is not produced to the Company, the Board may, where the Company is required by the Law or the Listing Rules to issue certificates for shares, issue a new certificate distinguishing it from the certificate (if any) which was not produced.

7. PAYMENTS BY THE COMPANY

7.1 Payments by the Company

If any law of any place imposes or purports to impose any immediate or future or possible liability on the Company to make any payment or empowers any government or taxing authority

or government official to require the Company to make any payment in respect of any securities held either jointly or solely by any holder or in respect of any transfer of those securities or in respect of any interest, dividends, bonuses or other moneys due or payable or accruing due or which may become due or payable to the holder by the Company on or in respect of any securities or for or on account or in respect of any holder of securities, whether in consequence of:

(a) the death of the holder;

(b) the non-payment of any income tax or other tax by the holder;

(c) the non-payment of any estate, probate, succession, death, stamp or other duty by the holder or the trustee, executor or administrator of that holder or by or out of the holder's estate;

(d) any assessment of income tax against the Company in respect of interest or dividends paid or payable to the holder; or

(e) any other act or thing,

the Company may exercise any of the rights set out in **rule 7.2**.

7.2 Rights of the Company

In each of the situations described in rules **7.1(a)** to **(e)**, the Company:

(a) is to be fully indemnified from all liability by the holder or the holder's trustee, executor or administrator and by any person who becomes registered as the holder of the securities on the distribution of the deceased holder's estate;

(b) has a lien or charge upon the securities for all moneys paid by the Company in respect of the securities under or in consequence of any law;

(c) has a lien upon all dividends payable in respect of the securities registered in the Register as held either jointly or solely by the holder for all moneys paid by the Company in respect of the securities under or in consequence of any law, together with interest at a rate the Board may determine from time to time from the date of payment to the date of repayment, and may deduct or set off against any dividends payable any moneys paid by the Company together with interest;

(d) may recover as a debt due from the holder or the holder's trustee, executor or administrator or any person who becomes registered as the holder of the securities on the distribution of the deceased holder's estate, any moneys paid by the Company under or in consequence of any law which exceed any dividend, bonus or other money then due or payable by the Company to the holder together with interest at a rate the Board may determine from time to time from the date of payment to the date of repayment; and

(e) may, if any money is paid by the Company under any law but subject to the Listing Rules, refuse to register a transfer of any securities by the holder or the holder's trustee, executor or administrator until the money and interest is set off or deducted or, in case the money and interest exceeds the amount of any dividend then due or payable by the company to the holder, until the excess is paid to the Company.

7.3 No prejudice to the Company

Nothing in **rules 7.1** or **7.2** prejudices or affects any right or remedy which any law confers on the Company, and, as between the Company and each holder, each holder's trustee, executor, administrator and estate, any right or remedy which the law confers on the Company, is enforceable by the Company.

8. TRANSFER AND TRANSMISSION OF SECURITIES

8.1 Instrument of transfer

Subject to these rules, a security holder may transfer all or any of the security holder's securities:

(a) in any manner required or permitted by the Listing Rules or the SCH business rules applying in relation to any computerised or electronic system established or recognised by the Listing Rules or the Law for the purpose of facilitating dealings in securities, including a transfer that may be effected pursuant to the SCH business rules or other electronic transfer process; and

(b) by any instrument in writing in any usual or common form or in any other form that the Board approves.

8.2 Registration procedure

Where an instrument of transfer referred to in **rule 8.1** is to be used by a security holder to transfer securities the following provisions apply:

(a) it must be executed by or on behalf of both the transferor and the transferee unless it is a sufficient transfer of marketable securities within the meaning of the Law;

(b) the instrument of transfer must be left for registration at the share registry of the Company, accompanied by the certificate for the securities to which it relates (if any) and such information as the Board properly requires to show the right of the transferor to make the transfer, and in that event, the Company must, subject to the powers vested in the Board by these rules, register the transferee as a security holder;

(c) the Company must register all registrable transfer forms, split certificates, renunciations and transfers, issue certificates and transmission receipts and mark or note transfer forms without charge except in the case the Company issues a certificate for securities where the issue of a certificate is to replace a lost or destroyed certificate;

(d) on registration of a transfer of securities, the Company must cancel the old certificate (if any).

8.3 Completion of registration

(a) Except in the case of a proper SCH transfer, a transferor of securities remains the holder of the securities transferred until the transfer (if any) is registered and the name of the transferee is entered in the Register in respect of the securities. The right to any dividends declared on any shares subject to a transfer will be determined by reference to the record date for the purposes of that dividend and the date of registration of the transfer.

(b) The Company must comply with such obligations as may be imposed on it by the Listing Rules and SCH business rules in connection with any transfer of securities.

8.4 Closing register

Subject to the provisions of the Law, the Listing Rules and the SCH business rules, the Register may be closed at any time the Board thinks fit.

8.5 Right to refuse registration

Notwithstanding any other provisions contained in these rules, the Company may in the Board's absolute discretion and without assigning any reason therefor, refuse to register or prevent or interfere with the registration of a transfer of securities in the Company while it is not admitted to the Official List of ASX, and when it is admitted to the Official List of ASX the Company may

only refuse to register or prevent or interfere with the registration of a transfer of securities in the Company where permitted or required by any of the Listing Rules or SCH business rules.

8.6 Transmission by death

The trustee, executor or administrator of a deceased shareholder (who is not one of several joint holders) is the only person recognised by the Company as having any title to securities registered in the name of the deceased shareholder provided that the Board may, subject to compliance by the transferee with these rules, register any transfer signed by a shareholder prior to the shareholder's death notwithstanding that the Company has notice of the shareholder's death.

8.7 Transmission by operation of law

A person ('**transmittee**') who establishes to the satisfaction of the Board that the right to any securities has devolved on the transmittee by will or by operation of law may be registered as a shareholder in respect of the securities or may (subject to the provisions in these rules relating to transfers) transfer the securities provided that the Board has the same right to refuse to register the transmittee as if the transmittee was the transferee named in an ordinary transfer presented for registration.

9. GENERAL MEETINGS

9.1 General meetings

(a) General meetings of the Company may be called by the Board and held in the manner determined by the Board. Except as permitted by the Law, no other person may convene a general meeting of the Company. By resolution of the Board, any general meeting (other than a general meeting which has been requisitioned or called by shareholders or by a single Director if permitted by the Law) may be cancelled or postponed prior to the date on which it is to be held.

(b) The Chairman of a general meeting may refuse admission to, or require to leave and remain out of, the meeting any person:

- (i) in possession of a pictorial-recording or sound-recording device;
- (ii) in possession of a placard or banner;
- (iii) in possession of an object considered by the Chairman to be dangerous, offensive or liable to cause disruption;
- (iv) who refuses to produce or to permit examination of any object, or the contents of any object or container, in the person's possession;
- (v) who behaves or threatens to behave in a dangerous, offensive or disruptive manner; or
- (vi) who is not:
  - (A) a shareholder or a proxy, attorney or representative of a shareholder;
  - (B) a Director; or
  - (C) an auditor of the Company.

(c) A person, whether or not a shareholder, who is requested by the Board or the Chairman to attend a general meeting, is entitled to be present.

9.2 Notice of general meeting

(a) Not less than 28 days notice of a general meeting, or such other period prescribed by the Law, may be given by the Board in the form and in the manner the Board thinks fit including notice of any general meeting at which the Board proposes or these rules require that an election of Directors be held. Notice of meetings shall be given to the

shareholders, the Directors, ASX and to such persons as are entitled to receive notice under these rules , the Law or the Listing Rules. The non-receipt of a notice of any general meeting by, or the accidental omission to give notice to, any person entitled to notice does not invalidate any resolution passed at that meeting.

(b) If the meeting is to be held at 2 or more places the notice is to set out details of the technology that will be used to facilitate such a meeting and any other matters required to be stated by the Law in relation to the use of such technology.

10. PROCEEDINGS OF MEETINGS

10.1 Business of general meetings

The business of an annual general meeting is to receive and consider the financial and any other reports required by the Law to be laid before each annual general meeting, to elect Directors in the place of those retiring under these rules, when relevant to appoint an auditor, and to transact any other business which, under these rules, is required to be transacted at any annual general meeting. All other business transacted at an annual general meeting and all business transacted at other general meetings is deemed to be special. Except with the approval of the Board, with the permission of the Chairman or pursuant to the Law, no person may move at any meeting either:

(a) in regard to any special business of which notice has been given under **rule 9.2**, any resolution or any amendment of a resolution; or

(b) any other resolution which does not constitute part of special business of which notice has been given under **rule 9.2**.

The auditors and their representative are entitled to attend and be heard on any part of the business of a meeting which concerns the auditors. The auditors or their representative, if present at the meeting, may be questioned by the shareholders, as a whole, about the audit.

10.2 Quorum

Two shareholders present constitute a quorum for a general meeting. No business may be transacted at any meeting except the election of a Chairman and the adjournment of the meeting unless the requisite quorum is present at the commencement of the business.

10.3 Adjournment in absence of quorum

If within 15 minutes after the time specified for a general meeting a quorum is not present, the meeting, if convened upon a requisition by shareholders or called by shareholders, is to be dissolved, and in any other case it is to be adjourned to the same day in the next week (or, where that day is not a business day, the business day next following that day) at the same time and place and if, at the adjourned meeting, a quorum is not present within 30 minutes after the time specified for holding the meeting, the meeting is to be dissolved.

10.4 Chairman

(a) The Chairman of the Board is entitled to take the chair at every general meeting.

(b) If at any general meeting:

(i) the Chairman of the Board is not present at the specified time for holding the meeting; or

(ii) the Chairman of the Board is present but is unwilling to act as Chairman of the meeting,

the deputy Chairman of the Board is entitled to take the chair at the meeting.

(c) If at any general meeting:

(i) there is no Chairman of the Board or deputy Chairman of the Board;

(ii) the Chairman of the Board and deputy Chairman of the Board are not present at the specified time for holding the meeting; or

(iii) the Chairman of the Board and the deputy Chairman of the Board are present but each is unwilling to act as Chairman of the meeting,

the Directors present may choose another Director as Chairman of the meeting and if no Director is present or if each of the Directors present are unwilling to act as Chairman of the meeting, a shareholder chosen by the shareholders present is entitled to take the chair at the meeting.

10.5 Acting Chairman

If during any general meeting the Chairman acting pursuant to **rule 10.4** is unwilling to act as chairman for any part of the proceedings, the Chairman may withdraw as Chairman during the relevant part of the proceedings and may nominate any person who immediately before the general meeting was a Director or who has been nominated for election as a Director at the meeting to be acting Chairman of the meeting during the relevant part of the proceedings. Upon the conclusion of the relevant part of the proceedings the acting Chairman is to withdraw and the Chairman is to resume acting as Chairman of the meeting.

10.6 General conduct of meeting

Except as provided by the Law, the general conduct of each general meeting of the Company and the procedures to be adopted at the meeting are as determined by the Chairman. The Chairman may at any time the Chairman considers it necessary or desirable for the proper and orderly conduct of the meeting demand the cessation of debate or discussion on any business, question, motion or resolution being considered by the meeting and require the business, question, motion or resolution to be put to a vote of the shareholders present. The Chairman may require the adoption of any procedure which is in the Chairman's opinion necessary or desirable for the proper and orderly casting or recording of votes at any general meeting of the Company, whether on a show of hands or on a poll.

10.7 Adjournment

The Chairman may at any time during the course of the meeting adjourn from time to time and place to place the meeting or any business, motion, question or resolution being considered or remaining to be considered by the meeting or any debate or discussion and may adjourn any business, motion, question, resolution, debate or discussion either to a later time at the same meeting or to an adjourned meeting. If the Chairman exercises a right of adjournment of a meeting pursuant to this rule, the Chairman has the sole discretion to decide whether to seek the approval of the shareholders present to the adjournment and, unless the Chairman exercises that discretion, no vote may be taken by the shareholders present in respect of the adjournment. No business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

10.8 Voting

(a) Each question submitted to a general meeting is to be decided in the first instance by a show of hands of the shareholders present and entitled to vote. In the case of an equality of votes, the Chairman, both on a show of hands and at a poll, has no casting vote in addition to the vote or votes to which the Chairman may be entitled as a shareholder or as a proxy, attorney or duly appointed representative of a shareholder.

(b) On a show of hands, where the Chairman has 2 or more appointments that specify different ways to vote on a resolution, the Chairman must not vote as a proxy.

10.9 Declaration of vote on a show of hands; when poll demanded

(a) At any meeting, unless a poll is demanded, a declaration by the Chairman that a resolution has been passed or lost, having regard to the majority required, and an entry to that effect in the book to be kept of the proceedings of the Company signed by the Chairman of that or the next succeeding meeting, is conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of or against the resolution. A poll may be demanded:

(i) before a vote is taken;

(ii) before the voting results on a show of hands are declared; or

(iii) immediately after the voting results on a show of hands are declared.

(b) A poll may be demanded by:

(i) the Chairman;

(ii) at least 5 shareholders present entitled to vote on the resolution;

(iii) by a shareholder or shareholders present with at least 5% of the votes that may be cast on the resolution on a poll.

(c) No poll may be demanded on the election of a Chairman of a meeting.

10.10 Taking a poll

If a poll is demanded as provided in **rule 10.9**, it is to be taken in the manner and at the time and place as the Chairman directs, and the result of the poll is deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn. In the case of any dispute as to the admission or rejection of a vote, the Chairman's determination in respect of the dispute made in good faith is final.

10.11 Continuation of business

A demand for a poll does not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded. A poll demanded on any question of adjournment is to be taken at the meeting immediately and without adjournment.

11. SPECIAL MEETINGS

All the provisions of these rules as to general meetings apply to any special meeting of any class of shareholders which may be held pursuant to the operation of these rules or the Law.

12. VOTES OF SHAREHOLDERS

12.1 Voting rights

(a) Subject to the restrictions on voting from time to time affecting any class of shares and subject to rules 3.5(f), 12.4 and 12.8:

(b) on a show of hands, each shareholder present has one vote;

(c) where a shareholder has appointed 2 persons as proxies for that shareholder, neither proxy may vote on a show of hands;

(d) where a person is entitled to vote by virtue of **rule 12.3** in more than one capacity, that person is entitled only to one vote on a show of hands; and

(e) if the person appointed as proxy has 2 or more appointments that specify different ways to vote on a resolution, the proxy must not vote on a show of hands; and

(f) on a poll, each shareholder present:

(i) has one vote for each fully paid share held; and

(ii) has for each share which is not fully paid a fraction of a vote equivalent to the proportion which the amount paid up, but not credited as paid up, on that share bears to the total of the amounts paid and payable (excluding amounts credited) on that share.

12.2 Voting rights of personal representatives, etc

Any person entitled under **rules 8.6** or **8.7** to transfer any shares may vote at a general meeting in the same manner as if the person were the registered holder of the shares provided that at least 48 hours before the time of holding the meeting at which the person proposes to vote the person has satisfied the Board of the person's right to transfer the shares, unless the Board has previously admitted the person's right to vote at the meeting in respect of the shares.

12.3 Appointment of proxies

(a) Any shareholder entitled to vote at a general meeting may appoint a proxy. Any shareholder who is entitled to cast 2 or more votes at a general meeting may appoint not more than 2 proxies to vote at a general meeting on that shareholder's behalf and may, but need not, direct the proxy or proxies how to vote in relation to each or any resolution.

(b) The Company must record in the minutes of a general meeting, in respect of each resolution in the notice of meeting, the total number of proxy votes exercisable by all proxies validly appointed and:

(i) if the resolution is decided on a show of hands - the total number of proxy votes in respect of which the appointment specified that:

(A) the proxy is to vote for the resolution:

(B) the proxy is to vote against the resolution;

(C) the proxy is to abstain on the resolution;

(D) the proxy is to vote at the proxy's discretion.

(ii) if the resolution is decided on a poll - the information specified in **rule 12.3(b)(i)** and the total number of votes cast on the poll:

(A) in favour of the resolution;

(B) against the resolution;

(C) abstaining on the resolution.

(c) A proxy need not be a shareholder in the Company.

(d) Where a shareholder appoints 2 proxies and each proxy is not appointed to represent a specified proportion of the shareholder's voting rights, then each proxy may exercise half of the shareholder's voting rights.

(e) The instrument appointing a proxy (and the power of attorney, if any, under which it is signed or proof of the power of attorney to the satisfaction of the Board) must be deposited duly stamped (if necessary) at the Office, faxed to the Office or deposited, faxed or sent by electronic mail to any other place specified in the notice of meeting at least 48 hours (or a lesser period as the Board may determine and stipulate in the notice of meeting) before the time for holding the meeting or adjourned meeting or poll at which the person named in the instrument proposes to vote.

(f) No instrument appointing a proxy is, except as provided in this rule, valid after the expiration of 12 months after the date of its execution. Any shareholder may deposit at the Office an instrument duly stamped (if necessary) appointing a proxy and the appointment is valid for all or any stipulated meetings of the Company.

12.4 Voting by corporation

Any corporation, being a shareholder and entitled to vote, may by resolution of its directors or other governing body or by an instrument of proxy authorise any person, though not a shareholder of the Company, or any person occupying a particular office from time to time, to act as its representative at meetings, and such representative is, in accordance with their authority and until their authority is revoked by the corporation which they represent, entitled to exercise the same powers on behalf of the corporation which they represent as that corporation could exercise if it were a natural person who was a shareholder.

12.5 Validity of vote

A vote given in accordance with the terms of an instrument of proxy or power of attorney is valid notwithstanding the previous death or unsoundness of mind of the principal or revocation of the instrument of proxy or power of attorney or transfer of the shares in respect of which the vote is given, provided no notice in writing of the death, unsoundness of mind, revocation or transfer has been received at the Office before the meeting or any adjourned meeting. A proxy is not revoked by the principal attending and taking part in the meeting, unless the principal actually votes at the meeting on the resolution for which the proxy is proposed to be used.

12.6 Form and execution of instrument of proxy

(a) An instrument appointing a proxy is required to be in writing signed by the appointor or the attorney of the appointor or, if the appointor is a corporation, under its common seal or signed by a duly authorised officer and in the form which the Board may from time to time prescribe to accept. The instrument of proxy is deemed to include the right to demand or join in demanding a poll and (except to the extent to which the proxy is specifically directed to vote for or against any proposal) the power to act generally at the meeting for the person giving the proxy.

(b) An instrument appointing a proxy, unless the contrary is stated, is valid for any adjournment of the meeting, as well as for the meeting to which it relates. Any duly signed proxy which is incomplete may be completed by the Secretary on authority from the Board and the Board may authorise completion of the proxy by the insertion of the name of any member of the Board as the person in whose favour the proxy is given.

12.7 Board to issue forms of proxy

The Board may issue with any notice of general meeting of shareholders or any class of shareholders forms of proxy for use by the shareholders. Each form shall make provision for the shareholder to write in the name of the person or persons to be appointed as proxy and may provide that, if the shareholder does not so write in one or more names, the proxy shall be one or more persons named on the form. The form may include the names of any of the Directors or of any other persons as suggested proxies. The forms are to be worded so that a proxy may be directed to vote either for or against each or any of the resolutions to be proposed.

12.8 Attorneys of shareholders

Any shareholder may, by duly executed power of attorney, appoint an attorney to act on the shareholder's behalf at all or certain specified meetings of the Company. Before the attorney is entitled to act under the power of attorney, the power of attorney or proof of the power of attorney to the satisfaction of the Board must be produced for inspection at the Office or any

other place the Board may determine from to time together, in each case, with evidence of the due execution of the power of attorney as required by the Board. The attorney may be authorised to appoint a proxy for the shareholder granting the power of attorney.

12.9 Rights of shareholder indebted to company in respect of other shares

Subject to any restrictions from time to time affecting the right of any shareholder or class of shareholders to attend any meeting, a shareholder holding a share in respect of which for the time being no call is due and payable to the Company is entitled to be present at any general meeting and to vote and be reckoned in a quorum notwithstanding that any call is then due and payable to the Company by the shareholder in respect of any other share held by the shareholder provided that, upon a poll, a shareholder is only entitled to vote in respect of shares held by the shareholder upon which, at the time when the poll is taken, no call is due and payable to the Company.

13. DIRECTORS

13.1 Number and appointment of directors

(a) The names of the first Directors are those persons named as directors in the application for registration of the Company.

(b) The number of Directors (not including alternate Directors) is required to be the number, not being less than 3 nor more than 10, which the Board may from time to time determine provided that the Board may not reduce the number below the number of Directors in office at the time of the reduction.

(c) All Directors are required to be natural persons.

13.2 Power to appoint directors

The Board has the power at any time to appoint any person as a Director, either to fill a casual vacancy or as an addition to the Board but so that the number of Directors does not exceed the maximum number determined pursuant to **rule 13.1(b)**. Any Director appointed under this rule may hold office only until the next annual general meeting of the Company and is then eligible for election at that meeting but is not to be taken into account in determining the number of Directors who are to retire by rotation at the meeting.

13.3 Remuneration of directors

(a) Subject to **rule 13.3(b)**, the Directors are to be paid out of the funds of the Company as remuneration for their services as Directors, such sum accruing from day to day as the Company in general meeting determines to be divided among them in such proportion and manner as they agree or in default of agreement equally.

(b) Subject to **rule 17.1**, the Directors' remuneration for their services as Directors is by fixed sum and not a commission on or percentage of profits or operating revenue and may not be increased except at a general meeting where particulars of the proposed increase have been given to the shareholders in the notice convening the meeting.

13.4 Remuneration of directors for extra services

Any Director who devotes special attention to the business of the Company, or who otherwise performs services which in the opinion of the Board are outside the scope of the ordinary duties of a Director, or who at the request of the Board engages in any journey on the business of the Company, may be paid extra remuneration as determined by the Board.

13.5 Travelling and other expenses

Every Director is, in addition to any other remuneration provided for in these rules, entitled to be paid from Company funds all reasonable travel, accommodation and other expenses incurred by the Directors in attending meetings of the Company or of the Board or of any Committees or while engaged on the business of the Company.

13.6 Retirement benefits

Any Director may be paid a retirement benefit, as determined by the Board, in accordance with the Law and the Listing Rules. The Board is authorised to make arrangements with any Director with respect to the payment of retirement benefits in accordance with this rule.

13.7 Directors may contract with Company

(a) A Director is not disqualified by the office of Director from contracting or entering into any arrangement with the Company or any other person either as vendor, purchaser or otherwise and no contract or arrangement entered into with the Company or any other person by a Director or any contract or arrangement entered into by or on behalf of the Company or any other person in which a Director is in any way interested may be avoided for that reason. A Director is not liable to account to the Company for any profit realised by any contract or arrangement, by reason of holding the office of Director or of the fiduciary relationship established by the office.

(b) No Director may as a Director vote in respect of any contract or arrangement in which the Director has directly or indirectly any material personal interest if to do so would be contrary to the Law and if the Director does vote his vote may not be counted nor shall the Director be counted in the quorum present at the meeting but either or both of these prohibitions may at any time be relaxed or suspended to any extent by ordinary resolution passed at a general meeting, if permitted by the Law.

(c) To the extent and in the manner required by the Listing Rules, the Company shall inform ASX of any material contract or arrangement involving a Director's' interests.

(d) A Director who is interested in any contract or arrangement may, notwithstanding the interest, attest the affixing of the Seal to, or otherwise executing any document evidencing or otherwise connected with the contract or arrangement.

13.8 Director may hold other office

(a) A Director may hold any other office or position under the Company (except that of auditor) in conjunction with the office of Director, on terms and at a remuneration in addition to remuneration (if any) as a Director, as the Board approves.

(b) A Director may be or become a director of or hold any other office or position under any corporation promoted by the Company, or in which it may be interested, whether as a vendor or shareholder or otherwise, or with any other corporation or organisation, and the Director is not accountable for any benefits received as a director or shareholder of or holder of any other office or position under that corporation or organisation.

13.9 Exercise of voting power in other corporations

The Board may exercise the voting power conferred by the shares in any corporation held or owned by the Company as the Board thinks fit (including the exercise of the voting power in favour of any resolution appointing the Directors or any of them directors of that corporation or voting or providing for the payment of remuneration to the directors of that corporation) and a Director of the Company may vote in favour of the exercise of those voting rights

notwithstanding that the Director is, or may be about to be appointed, a director of that other corporation and may be interested in the exercise of those voting rights.

13.10 Directors may lend to the Company

Any Director may lend money to the Company at interest with or without security or may, for a commission or profit, guarantee the repayment of any money borrowed by the Company and underwrite or guarantee the subscription of shares or securities of the Company or of any corporation in which the Company may be interested without being disqualified in respect of the office of Director and without being liable to account to the Company for the commission or profit.

14. ALTERNATE DIRECTORS

14.1 Director may appoint alternate Director

(a) Subject to these rules, each Director has power from time to time to appoint any person to act as an alternate Director in the Director's place, whether for a stated period or periods or until the happening of a specified event or from time to time, whenever by absence or illness or otherwise the Director is unable to attend to duties as a Director.

(b) The Director must first seek and obtain the consent of the Board to the appointment, which consent is not to be unreasonably withheld nor delayed. The appointment is to be in writing and signed by the Director and a copy of the appointment is to be given by the appointing Director to the Company by forwarding or delivering it to the Office.

(c) The appointment takes effect immediately upon receipt of the appointment at the Office.

14.2 Conditions of office of alternate Director

The following provisions apply to an alternate Director:

(a) the alternate Director may be removed or suspended from office upon receipt at the Office of written notice, letter, facsimile transmission or other form of visible communication from the Director by whom the alternate Director was appointed to the Company;

(b) the alternate Director is entitled to receive notice of meetings of the Board and to attend and vote at the meetings if the Director by whom the alternate Director was appointed is not present;

(c) the alternate Director is entitled to exercise all the powers (except the power to appoint an alternate Director) and perform all duties of a Director, in so far as the Director by whom the alternate Director was appointed had not exercised or performed them;

(d) the alternate Director is not, unless the Board otherwise determines (without prejudice to the right to reimbursement for expenses pursuant to **rule 13.5**) entitled to receive any remuneration as a Director from the Company, and any remuneration (not including remuneration authorised by the Board or reimbursement for expenses) paid to the alternate Director by the Company is to be deducted from the remuneration of the Director by whom the alternate Director was appointed;

(e) the office of the alternate Director is vacated upon the vacation of office by the Director, or by written resignation being given to the Company by the Director, by whom the alternate Director was appointed;

(f) the alternate Director is not to be taken into account in determining the number of Directors or rotation of Directors; and

(g) the alternate Director is, while acting as a Director, responsible to the Company for the alternate Director's own acts and defaults and is not to be deemed to be the agent of the Director by whom the alternate Director was appointed.

15. VACATION OF OFFICE OF DIRECTOR

15.1 Vacation of office by Director

(a) The office of a Director is vacated:

(i) upon the Director becoming an insolvent under administration, suspending payment generally to creditors or compounding with or assigning the Director's estate for the benefit of creditors;

(ii) upon the Director becoming a person of unsound mind or a person who is a patient under laws relating to mental health or whose estate is administered under laws relating to mental health;

(iii) upon the Director being absent from meetings of the Board during a period of 3 consecutive calendar months without leave of absence from the Board where the Board has not, within 14 days of having been served by the Secretary with a notice giving particulars of the absence, resolved that leave of absence be granted;

(iv) upon the Director resigning office by notice in writing to the Company;

(v) upon the Director being removed from office pursuant to the Law; or

(vi) upon the Director being prohibited from being a Director by reason of the operation of the Law.

(b) A Director who vacates office pursuant to **rule 15.1** is not to be taken into account in determining the number of Directors who are to retire by rotation at any annual general meeting.

15.2 Directors who are employees of the Company

The office of a Director who is an employee of the Company and/or any of its subsidiaries becomes vacant upon the Director ceasing to be employed (so that they are no longer employed by the Company or any subsidiary of the Company) but the person concerned is eligible for reappointment or re-election as a Director of the Company.

16. ELECTION OF DIRECTORS

16.1 Retirement of Directors

Without prejudice to **rules 13.2** and **15.1(b)**, at every annual general meeting, one third of the Directors (other than any Managing Director) or, if their number is not a multiple of 3, then the number nearest to but not less than one third must retire from office. A Director (other than a Director who is a Managing Director) must retire from office at the conclusion of the third annual general meeting after which the Director was elected or re-elected. A Retiring Director retains office until the dissolution or adjournment of the meeting at which the Retiring Director retires.

16.2 Who must retire?

The Directors to retire pursuant to **rule 16.1** are the Directors or Director longest in office since last being elected. As between Directors who were elected on the same day the Directors to retire are (in default of agreement between them) determined by ballot. The length of time a

Director has been in office is calculated from the Director's last election or appointment. A Retiring Director is eligible for re-election.

16.3 Nomination of Directors

No person (other than a Retiring Director) is eligible for election to the office of Director at any general meeting unless the person or some shareholder intending to nominate the person has given notice in writing signed by the nominee giving consent to the nomination and signifying either candidature for the office or the intention of the shareholder to nominate the nominee. To be valid, the notice is required to be left at the Office not less than the period permitted by the Listing Rules , but no more than 10 days after this period, before the meeting unless the nominee has been recommended by the Board for election, in which case the notice is required to be left at the Office at least 5 business days before the meeting.

17. MANAGING DIRECTOR

17.1 Appointment of a Managing Director

The Board may from time to time appoint one of the Board to be Managing Director (who may bear that title or any other title determined by the Board) for a period ending on the happening of events (if any) stipulated by the Board, at a remuneration which may be by way of salary or commission on or participation in profits or by any or all of these methods (but not by a commission on or percentage of operating revenue) and otherwise on terms as determined by the Board from time to time. The Board may confer upon a Managing Director any of the powers exercisable under these rules by the Board as it thinks fit and upon any conditions it thinks expedient but the conferring of powers by the Board upon a Managing Director does not exclude the exercise of those powers by the Board.

17.2 Managing Director not to be subject to retirement by rotation

A Managing Director is not subject to retirement as a Director by rotation while continuing to hold the office of Director and is not to be taken into account in determining the rotation or retirement of Directors or the number of Directors to retire, but is subject to the same provisions as to resignation and removal as the other Directors of the Company. A Managing Director ceases to be a Managing Director if the Managing Director ceases to hold office as a Director.

18. PROCEEDINGS OF DIRECTORS

18.1 Procedures relating to Directors' meetings

(a) The Board may meet together, upon each Director being given reasonable notice, for the dispatch of business, adjourn and otherwise regulate its meetings as it thinks fit.

(b) Three Directors form a quorum until otherwise determined by the Board.

(c) Notice is deemed to have been given to a Director and all Directors are hereby deemed to have consented to the method of giving notice if notice is sent by mail, personal delivery, facsimile transmission or by electronic mail to the usual place of residence, fax number or electronic address of the Director (if any, fax number or electronic address is notified to the Company) or at any other address given to the Secretary by the Director from time to time, subject to the right of the Director to withdraw their consent within a reasonable period before a meeting..

18.2 Meetings by telephone or other means of communication

The Directors may meet either in person or by telephone or by other means of communication consented to by all Directors subject to the right of a Director to withdraw their consent within a reasonable period before a meeting. All persons participating in the meeting must be able to hear and be heard by all other participants. A meeting conducted by telephone or other means of communication is deemed to be held at the place agreed upon by the Directors attending the meeting, provided that at least one of the Directors present at the meeting is at that place for the duration of the meeting.

18.3 Votes at meetings

Questions arising at any meeting of the Board are decided by a majority of votes.

18.4 Convening of meetings

The Chairman or the Board may at any time convene a meeting of the Board and the Secretary must do so if directed by any one Director.

18.5 Chairman

The Board may elect a Chairman and a deputy Chairman of its meetings and determine the period for which each is to hold office. If no Chairman or deputy Chairman is elected or if at any meeting the Chairman and the deputy Chairman are not present at the time specified for holding the meeting (or, if being present, the relevant Directors refuse to act as Chairman or deputy Chairman), the Directors present may choose one of their number to be Chairman of the meeting.

18.6 Powers of meetings

A meeting of the Board or any adjournment of a meeting at which a quorum is present is competent to exercise any of the authorities, powers and discretions for the time being vested in or exercisable by the Board.

18.7 Delegation of powers to committees

The Board may, subject to the constraints imposed by law, delegate any of its powers to Committees consisting of one or more Directors or any other person or persons as the Board thinks fit. Any Committee formed or person or persons appointed to the Committee must, in the exercise of the powers delegated, conform to any regulations that may from time to time be imposed by the Board. A delegate of the Board may be authorised to sub-delegate any of the powers for the time being vested in the delegate.

18.8 Proceedings of committees

The meetings and proceedings of any Committee are to be governed by the provisions of these rules for regulating the meetings and proceedings of the Board so far as they are applicable and are not superseded by any regulations made by the Board under **rule 18.7**.

18.9 Validity of acts

(a) All acts done at any meeting of the Board or by a Committee or by any person acting as a Director are, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any of the Directors or the Committee or the person acting as a Director or that any of them were disqualified, as valid as if every person had been duly appointed and was qualified and continued to be a Director or a member of the Committee (as the case may be).

(b) If the number of Directors is reduced below the minimum number fixed pursuant to these rules, the continuing Directors may act for the purpose of increasing the number of Directors to that number or of calling a general meeting of the Company but for no other purpose.

18.10 Resolution in writing

(a) A resolution in writing of which notice has been given to all Directors and which is signed by all of the Directors entitled to vote on the resolution is as valid and effectual as if it had been passed at a meeting of the Board duly called and constituted and may consist of several documents in the same form each signed by one or more of the Directors.

(b) For the purposes of this rule, the references to '**Directors**' include any alternate Director for the time being present in Australia who is appointed by a Director not for the time being present in Australia but does not include any other alternate Director.

(c) A facsimile transmission or other document produced by mechanical or electronic means under the name of a Director with the Director's authority is deemed to be a document in writing signed by the Director.

19. POWERS OF THE BOARD

19.1 General powers of the board

The management and control of the business and affairs of the Company are vested in the Board, which (in addition to the powers and authorities conferred upon them by these rules) may exercise all powers and do all things as are within the power of the Company and are not by these rules or by the Law directed or required to be exercised or done by the Company in general meeting.

19.2 Power to borrow and guarantee

Without limiting the generality of **rule 19.1**, the Board may exercise all the powers of the Company to raise or borrow money, may guarantee the debts or obligations of any person and may enter into any other financing arrangement, in each case in the manner and on the terms it thinks fit.

19.3 Power to give security

Without limiting the generality of **rule 19.1**, the Board may charge any property or business of the Company or any of its uncalled capital and may issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person, in each case, in the manner and on the terms it thinks fit.

19.4 Power to authorise debenture holders, etc to make calls

Without limiting the generality of **rule 19.1**, if any uncalled capital of the Company is included in or charged by any debenture, mortgage or other security, the Board may, by instrument under the Seal, or other appropriate instrument, authorise the person in whose favour the debenture, mortgage or other security is executed or any other person in trust for him to make calls on the shareholders in respect of that uncalled capital and to sue in the name of the Company or otherwise for the recovery of moneys becoming due in respect of calls made and to give valid receipts for those moneys, and the authority subsists during the continuance of the debenture, mortgage or other security, notwithstanding any change in the Directors, and is assignable if so expressed.

19.5 Power to issue securities

Any bonds, debentures or other securities may be issued with or without the right of or obligation on the holder thereof to exchange the same in whole or in part of shares in the Company at a certain or uncertain time or with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise and generally with such rights and options and upon such conditions in all respects as the Board thinks fit.

19.6 Personal liability of officer

If the Board or any member thereof or any officer of the Company becomes personally liable for the payment of any sum primarily due from the Company, the Board may execute or cause to be executed any charge or security over or affecting the whole or any part of the assets of the Company by way of indemnity to secure the persons or person so becoming liable as aforesaid from any loss in respect of such liability.

19.7 Disposal of main undertaking

Any sale or disposal of the Company's main undertaking is conditional upon approval or ratification by the Company in general meeting. No person who may benefit (other than as a holder of securities issued by the Company) from the sale or disposal, and no associate of such person, may vote on any resolution to approve or ratify the sale or disposal.

20. BRANCH REGISTER

The Company may cause to be kept a branch register of shareholders in accordance with, and as permitted by the Law.

21. THE SEAL

21.1 Execution of cheques, bills, etc

All cheques, bills of exchange and promissory notes are to be signed, drawn, made, accepted or endorsed (as the case may be) for and on behalf of the Company by 2 directors, or by one Director and the Secretary or some other officer authorised by the Board, or in such other manner as the Board may from time to time determine.

21.2 Company Seal is optional

The Company may have a Seal.

21.3 Affixing the Seal

If the Company has a Seal, the Board is to provide for its safety and it should only be used by the authority of the Board. Every instrument to which the Seal is affixed is to be signed by a Director and countersigned by the Secretary or by a second Director or by another person appointed by the Board for the purpose. The Board may determine either generally or in any particular case that a signature may be affixed by a mechanical means specified in the determination.

21.4 Execution of documents without a Seal

The Company may execute a document, including a deed, by having the document signed by:

(a) two Directors;

(b) a Director and the Secretary, and

if the Company executes a deed, the document is to be expressed to be executed as a deed and be executed in accordance with the appropriate procedures set out in **rule 21.3** or this rule.

21.5 Other ways of executing documents

Notwithstanding the provisions of **rules 21.3** and **21.4**, any document including a deed, may also be executed by the Company in any other manner permitted by law.

22. MINUTES

22.1 Contents of minutes

The Board must ensure that minutes are duly recorded in any manner it thinks fit:

(a) of the names of the Directors present at each meeting of the Board and of any Committees; and

(b) of all resolutions and proceedings of general meetings of the Company and of meetings of the Board and any Committees.

22.2 Signing of minutes

The minutes of any meeting of the Board or of any Committee or of the Company, if purporting to be signed by the Chairman of the meeting or by the Chairman of the next succeeding meeting, are prima facie evidence of the matters stated in the minutes.

23. DIVIDENDS

23.1 Payment of dividend

The Board may from time to time determine that a dividend is payable to the shareholders. The dividend is (subject to the rights of, or any restrictions on, the holders of shares created or raised under any special arrangement as to dividend) payable on all shares pro rata to the total amount for the time being paid, but not credited as paid, in respect of the shares as a proportion of the total of the amounts then paid and payable thereon, excluding amounts credited, and may be paid at a rate per annum in respect of a specified period provided that (for the purposes of this rule) no amount paid on a share in advance of calls is to be treated as paid on that share.

23.2 Dividend plans

(a) The Board may establish and maintain one or more dividend plans (including the establishment of rules) pursuant to which shareholders may elect with respect to some or all of their shares (subject to the rules of the relevant plan):

  (i) to reinvest in whole or in part dividends paid or payable or which may become payable by the Company to the shareholder in cash by subscribing for shares in the capital of the Company;

  (ii) to receive a dividend from the Company by way of the allotment of shares paid up from such account or reserves from which shares may be issued under the Law;

  (iii) that dividends from the Company not be paid and that instead a payment or distribution other than a dividend be made by the Company;

  (iv) that cash dividends from the Company not be paid and that instead a cash dividend be received from a related corporation nominated by the Board;

(v) to participate in a dividend plan, including but not limited to a plan pursuant to which shareholders may elect to receive a dividend from the Company or any related corporation which is less in amount but franked to a greater extent than the ordinary cash dividend that would be payable by the Company or any related body corporate or to receive a dividend from the Company or any related body corporate which is greater in amount but franked to a lesser extent than the ordinary cash dividend that would be payable by the Company or any related body corporate.

(b) Pursuant to a dividend plan established in accordance with **rule 23.2(a)**, any shareholder may elect for a specified period or for a period to be determined by specified notice (in either case determined by the Board and prescribed in the rules of the plan) that all or some of the ordinary shares held by that shareholder and designated by the shareholder in accordance with the rules of the plan (**'designated shares'**) will participate in the dividend plan. During that period the designated shares will be entitled to participate in the dividend plan subject to the rules of the dividend plan.

(c) In the event of any inconsistency between any dividend plan established in accordance with **rule 23.2(a)** or rules of any dividend plan and these rules these rules shall prevail.

(d) The Board is authorised to do all things which they consider to be desirable or necessary for the purpose of implementing every dividend plan established in accordance with **rule 23.2(a)**.

(e) The Board is authorised to vary the rules of any dividend plan established in accordance with **rule 23.2(a)** at their discretion and to suspend or terminate any dividend plan at their discretion. Any dividend plan may also be suspended, terminated or varied by resolution of a general meeting of the Company.

23.3 Employee share Plan

Subject to the Listing Rules, the Board may, in addition to its powers under **rule 23.8**, resolve to apply the whole or a portion of any sum, standing to the credit of any reserve or other account in paying up in full unissued shares of the Company to be issued to the holders of shares, options or other securities of the Company in accordance with, or to give effect to, the terms of any plan for the issue of shares, rights to shares or options to acquire shares to or for the benefit of employees which has been approved by the Company by special resolution in general meeting.

23.4 Interim dividends

The Board may from time to time pay to the shareholders on account of the next forthcoming dividend any interim dividend as in its judgment the position of the Company justifies.

23.5 Dividends out of profits

No dividend is payable except out of the profits of the Company, and no dividend or other moneys payable on or in respect of a share carries interest as against the Company. The declaration of the Board as to the amount of the profits of the Company is conclusive.

23.6 Reserves

The Board may, in priority to any dividend, set aside out of the profits of the Company any sums as it thinks proper as a reserve, which at the discretion of the Board may be applicable for any purpose to which the profits of the Company may be properly applied, and pending application may be employed in the business of the Company or be invested in any investments the Board may from time to time think fit. Any income derived from or accretions to such shares, securities or other investments may either be carried to the credit of the reserve fund or reserve funds

represented by such shares, securities or other investments or be dealt with as profits arising from the business of the Company.

23.7 Distribution otherwise than in cash

When declaring a dividend the Board may:

(a) direct payment of the dividend wholly or in part by the distribution of specific assets or documents of title and in particular of paid up shares, debentures or debenture stock of the Company or any other company; and

(b) (if the Company in general meeting has approved the adoption of a dividend plan), determine and announce that each shareholder entitled to participate in the dividend may elect that the payment of the dividend be satisfied in respect of all, or a number of shares less than all of the shares held by the shareholder by the allotment of paid up shares in accordance with the dividend plan.

23.8 Power to capitalise profits

Subject to the Listing Rules, the Board may resolve that the whole or any portion of any sum forming part of the undivided profits of the Company or standing to the credit of any reserve or other account and which is available for distribution, be capitalised and distributed to shareholders in the same proportions in which they would be entitled to receive it if distributed by way of dividend or in accordance with either the terms of issue of any shares or the terms of any plan for the issue of securities for the benefit of officers or employees. All or any part of the sum is to be applied on the behalf of shareholders either in paying up the amounts for the time being unpaid on any issued shares held by them, or in paying up in full unissued shares or other securities the Company (of an aggregate amount equal to the amount capitalised) which are to be issued to them accordingly, or partly in one way or partly in the other.

23.9 Appropriation and application of amounts to be capitalised

The Board may specify the manner in which any fractional entitlements and any difficulties relating to distribution are to be dealt with and, without limiting the generality of the foregoing, may specify that fractions are to be disregarded or that any fractional entitlements are to be increased to the next whole number or that payments in cash in lieu of fractional entitlements be made. The Board may make all necessary appropriations and applications of the amount to be capitalised pursuant to **rule 23.8** and all necessary allotments and issues of fully paid shares or debentures. Where required, the Board may appoint a person to sign a contract on behalf of the shareholders entitled upon a capitalisation to any shares or debentures, which provides for the issue to them, credited as fully paid of any further shares or debentures or for the payment by the Company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised.

23.10 Transfer of shares

A transfer of shares registered after the transfer books close for dividend purposes, but before a dividend is payable, does not pass the right to any dividend fixed for payment before the books are closed.

23.11 Retention of dividends

The Board may retain the dividends payable on shares which any person is under **rules 8.6** or **8.7** entitled to transfer until the person becomes registered as a shareholder in respect of the shares or duly transfers them. The Board may also retain any dividends on or in respect of which (or on or in respect of the shares upon which any such dividend is payable) the Company has a lien or

charge under **rule 6.8** and may apply the same in or towards satisfaction of the calls, instalments or sums owing in respect of which the lien or charge exists.

23.12 How dividends are payable

Payment of any dividend may be made in any manner and by any means as determined by the Board. Without prejudice to any other method of payment which the Board may adopt any dividend may be paid by cheque or warrant made payable to the shareholder entitled to the dividend or in the case of joint holders to the shareholder whose name stands first in the Register in respect of the joint holding. Payment in any dividend may be made by sending the cheque, warrant or other means of payment to the shareholder entitled to the dividend through the post to the shareholder's Registered address, and upon posting every payment of any dividend is at the risk of the shareholder.

23.13 Unclaimed dividends

All unclaimed dividends may be invested or otherwise made use of by the Board for the benefit of the Company until claimed or otherwise disposed of according to law.

24. NOTICES

24.1 Service of notices

A notice may be given by the Company to any shareholder, or in the case of joint holders to the shareholder whose name stands first in the Register, personally, by leaving it at the shareholder's Registered address or by sending it by prepaid post or to the shareholder's Registered address or by sending it to the facsimile transmission address or electronic address nominated by the shareholder (if any). All notices to persons whose registered address is not in Australia are to be sent by pre-paid post by airmail, by fax or in some other way that ensures they will be received quickly.

24.2 When notice deemed to be served

Any notice sent by post is deemed to have been served at the expiration of 48 hours after the envelope containing the notice is posted and, in proving service, it is sufficient to prove that the envelope containing the notice was properly addressed and posted. Any notice served on a shareholder personally or left at the shareholder's Registered address is deemed to have been served when delivered. Any notice served on a shareholder by facsimile transmission is deemed to have been served when the transmission is sent. A facsimile is deemed to be duly sent when the Company's facsimile system generates a message confirming successful transmission of the total number of pages of the notice to the addressee. Any notice served on a shareholder by electronic means is deemed to have been served when the electronic message is sent.

24.3 Shareholder not known at registered address

Where a shareholder does not have a Registered address or where the Company has bona fide reason to believe that a shareholder is not known at the shareholder's Registered address, all future notices are deemed to be given to the shareholder if the notice is exhibited in the Office for a period of 48 hours (and is deemed to be duly served at the commencement of that period) unless and until the shareholder informs the Company of a registered place of address.

24.4 Signature to notice

The signature to any notice to be given by the Company may be written or printed.

24.5 Reckoning of period of notice

Where a given number of days' notice or notice extending over any other period is required to be given the day of service is not to be reckoned in the number of days or other period.

24.6 Notice to transferor binds transferee

Every person who, by operation of law, transfer or any other means becomes entitled to be registered as the holder of any shares is bound by every notice which, prior to the person's name and address being entered in the Register in respect of those shares, was duly given to the person from whom the person derives title to those shares.

24.7 Service on deceased shareholders

A notice delivered or sent by post to the Registered address of a shareholder pursuant to these rules is (notwithstanding that the shareholder is then dead and whether or not the Company has notice of the shareholder's death) deemed to have been duly served in respect of any registered shares, whether held solely or jointly with other persons by the shareholder, until some other person is registered in the shareholder's place as the holder or joint holder and the service is for all purposes deemed to be sufficient service of the notice or document on the shareholder's heirs, executors or administrators and all persons (if any) jointly interested with the shareholder in the shares.

24.8 Persons entitled to notice of general meeting

(a) Notice of every general meeting is to be given to:

   (i) each member individually who is entitled to vote at general meetings of the Company;

   (ii) each Director;

   (iii) each person entitled to a share in consequence of the death or bankruptcy of a member who, but for his death or bankruptcy, would be entitled to receive notice of the meeting;

   (iv) the auditor for the time being of the Company; and

   (v) ASX.

(b) No other person is entitled to receive notices of general meetings unless they are required to receive a notice under the Law or the Listing Rules.

25. WINDING UP

25.1 Distribution in specie

If the Company is wound up, whether voluntarily or otherwise, the liquidator may divide among all or any of the contributories as the liquidator thinks fit in specie or in kind any part of the assets of the Company, and may vest any part of the assets of the Company in trustees upon any trusts for the benefit of all or any of the contributories as the liquidator thinks fit.

25.2 Variation of rights of contributories

If thought expedient, any division may be otherwise than in accordance with the legal rights of the contributories and, in particular, any class may be given preferential or special rights or may be excluded altogether or in part, but in case any division otherwise than in accordance with the legal rights of the contributories is determined, any contributory who would be prejudiced by the division has a right to dissent and ancillary rights as if the determination were a special resolution passed pursuant to the Law relating to the sale or transfer of the Company's assets by a liquidator in a voluntary winding up.

25.3 Liability to calls

If any shares to be divided in accordance with **rule 25.1** involve a liability to calls or otherwise, any person entitled under the division to any of the shares may by notice in writing within 10 business days after the passing of the special resolution, direct the liquidator to sell the person's proportion and pay the person the net proceeds and the liquidator is required, if practicable, to act accordingly.

26. INDEMNITY AND INSURANCE

26.1 Indemnity in favour of Directors, Secretaries and executive officers

Subject to the Law and **rule 26.2**, the Company shall indemnify each Director, Secretary and executive officer to the maximum extent permitted by law, against any Liability incurred by them by virtue of their holding office as, and acting in the capacity of, Director, Secretary or executive officer of the Company, other than:

(a) a Liability owed to the Company or a related body corporate of the Company;

(b) a Liability for a pecuniary penalty order under section 1317G of the Law or a compensation order under section 1317H of the Law;

(c) a Liability owed to a person other than the Company that did not arise out of conduct in good faith.

26.2 Indemnity for legal costs

The Company shall indemnify each Director, Secretary and executive officer to the maximum extent permitted by law, against any Liability for legal costs incurred by them in respect of a Liability incurred by them by virtue of their holding office as, and acting in the capacity of, Director, Secretary or executive officer of the Company other than for legal costs incurred:

(a) in defending or resisting proceedings, in which the Director, Secretary or executive officer is found to have a Liability for which they could not be indemnified under **rule 26.1**;

(b) in defending or resisting criminal proceedings in which the Director, Secretary or executive officer is found guilty;

(c) in defending or resisting proceedings brought by the ASIC or a liquidator for a court order if the grounds for making the order are found by the court to have been established (but this **rule 26.2(c)** does not apply to costs incurred in responding to actions taken by the ASIC or a liquidator as part of an investigation before commencing proceedings for the court order); or

(d) in connection with proceedings for relief to the Director, Secretary or executive officer under the Law in which the court denies the relief.

26.3 Indemnity for employees

Subject to the Law and **rule 26.4**, the Company may indemnify an employee, who is not a Director, Secretary or executive officer of the Company, to the maximum extent permitted by law, against any Liability incurred by them by virtue of their holding office as, and acting in the capacity of, an officer of the Company, other than :

(a) a Liability owed to the Company or a related body corporate of the Company;

(b) a Liability for a pecuniary penalty order under section 1317G of the Law or a compensation order under section 1317H of the Law; or

(c) a Liability owed to a person other than the Company that did not arise out of conduct in good faith.

26.4 Indemnity for legal costs of employees

The Company may indemnify an employee other than a Director, Secretary or executive officer to the maximum extent permitted by law, against any Liability for legal costs incurred in respect of a Liability as, or by virtue of their holding office as, and acting in the capacity of, an officer of the Company other than for legal costs incurred:

(a) in defending or resisting proceedings, in which the officer is found to have a Liability for which they could not be indemnified under **rule 26.3**;

(b) in defending or resisting criminal proceedings in which the officer is found guilty;

(c) in defending or resisting proceedings brought by the ASIC or a liquidator for a court order if the grounds for making the order are found by the court to have been established (but this **rule 26.4(c)** does not apply to costs incurred in responding to actions taken by the ASIC or a liquidator as part of an investigation before commencing proceedings for the court order); or

(d) in connection with proceedings for relief to the officer under the Law in which the court denies the relief.

26.5 Proceedings

For the purposes of **rules 26.2** and **26.4**, 'proceedings' includes the outcomes of the proceedings and any appeal in relation to the proceedings.

26.6 Insurance for the benefit of Directors, Secretaries and executive officers

(a) Subject to the Law, the Company may pay a premium for a contract insuring a person who is or has been a Director, Secretary or executive officer of the Company acting in that capacity against:

  (i) costs and expenses in defending any proceedings, whether civil or criminal, whatever their outcome; or

  (ii) a Liability arising from negligence or other conduct.

26.7 Insurance for other officers

Subject to the Law, the Company may pay a premium for a contract insuring a person who is or has been an employee and also an officer of the Company, acting in that capacity, but who is not a Director, Secretary or executive officer of the Company against:

(a) costs and expenses in defending any proceedings, whether civil or criminal, whatever their outcome; or

(b) a Liability arising from negligence or other conduct .

26.8 When insurance may not be provided by the Company

The Company shall not pay, nor agree to pay, a premium for a contract insuring a person who is or has been a Director, Secretary or executive officer or an employee who is also an officer of the Company, against a Liability (other than one for legal costs) arising out of:

(a) conduct involving a wilful breach of duty in relation to the Company; or

(b) a contravention of section 182 or section 183 of the Law.

26.9 Definitions for the purposes of rule 26

In this **rule 26**, except to the extent the context otherwise requires:

'Liability' includes any claim, action, suit, proceeding, investigation, inquiry, damage, loss, cost or expense;

'executive officer' means a person who is concerned, or takes part in, the management of the Company (regardless of the person's designation and whether or not the person is a Director of the Company);

'officer' means:

(a) a Director or Secretary of the Company;

(b) a person:

(i) who makes, or participates in making, decisions that affect the whole, or a substantial part, of the business of the Company;

(ii) who has the capacity to affect significantly the Company's financial standing; or

(iii) in accordance with whose instructions or wishes the members of the Board is accustomed to act (excluding advice given by the person in the proper performance of functions attaching to the person's professional capacity or their business relationship with the Board or the Company).

27. PARTIAL TAKEOVERS

27.1 Interpretation

For the purposes of this rule:

'Proportional Takeover Bid' has the same meaning as given to that term by section 9 of the Law;

'Relevant Day' in relation to a Proportional Takeover Bid, means the day that is 14 days before the end of the period during which the offers under the Proportional Takeover Bid remain open;

a reference to a **'person associated with'** another person has the meaning given to that expression by Division 2 of Part 1.2 of the Law.

27.2 Approval of partial takeovers bids

(a) Subject to the Listing Rules, where offers have been made under a Proportional Takeover Bid in respect of shares in a class of shares in the Company, the registration of a transfer giving effect to a takeover contract for the bid is prohibited unless and until a resolution (in this rule referred to as an **'Approving Resolution'**) to approve the Proportional Takeover Bid is passed in accordance with the provisions of this rule.

(b) A person (other than the bidder or an associate of the bidder) who, as at the end of the day of which the first offer under the Proportional Takeover Bid was made, held shares in that class is entitled to vote on an Approving Resolution and, for the purpose of so voting, is entitled to one vote for each of the shares held in that class.

(c) An Approving Resolution is to be voted on at a meeting, convened and conducted by the Company, of the persons entitled to vote on the Approving Resolution.

(d) The provisions of these rules that apply in relation to a general meeting of the Company, with such modifications as the circumstances require, apply in relation to a meeting that is convened to vote on an Approving Resolution as if such a meeting was a general meeting of the Company.

(e) An Approving Resolution that has been voted on in accordance with this rule, is taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than one-half, and otherwise is taken to have been rejected.

(f) Where offers have been made under a Proportional Takeover Bid then the Board must ensure that a resolution to approve the Proportional Takeover Bid is voted on in accordance with this rule before the Relevant Day.

(g) Where a resolution to approve a Proportional Takeover Bid is voted on, in accordance with this rule, before the Relevant Day, the Company must, on or before the Relevant Day:

(i) give to the bidder; and

(ii) serve on each notifiable securities exchange in relation to the Company,

a notice in writing stating that a resolution to approve the Proportional Takeover Bid has been voted on and whether the resolution has been passed, or has been rejected, as the case requires.

(h) Where, at the end of the day before the Relevant Day no resolution to approve the Proportional Takeover Bid has been voted on in accordance with this rule, a resolution to approve the Proportional Takeover Bid is to be, for the purpose of this rule, deemed to have been passed in accordance with this rule.

(i) Where a resolution under this rule is rejected, then:

(i) notwithstanding section 652A of the Law, all offers under the Proportional Takeover Bid that have not, as at the end of the Relevant Day, been accepted, and all offers (in this paragraph referred to as the **'accepted offers'**) under the Proportional Takeover Bid that have been accepted and from whose acceptance binding contracts have not resulted, at the end of the Relevant Day, are deemed to be withdrawn at the end of the Relevant Day;

(ii) the bidder is, forthwith after the end of the Relevant Day, to return to each person who has accepted any of the accepted offers any documents that were sent by the person to the bidder with the acceptance of the offer;

(iii) the bidder is entitled to rescind, and is required, forthwith after the end of the Relevant Day, to rescind, each binding contract resulting from the acceptance of an offer made under the Proportional Takeover Bid; and

(iv) a person who has accepted an offer made under the Proportional Takeover Bid is entitled to rescind the contract (if any) resulting from that acceptance.

(j) This rule ceases to have effect on the third anniversary of the later of the date of adoption or last renewal of this rule.

28. LISTING RULES

28.1 Company not admitted to official list of ASX

Notwithstanding any of these rules the Company and its Directors and other officers are not required to comply with any rule insofar as it may specifically relate to ASX, the Listing Rules or the SCH business rules until the Company is admitted to the Official List of ASX.

28.2 Company admitted to official list of ASX

If the Company is admitted to the Official List of ASX, the following clauses apply:

(a) Notwithstanding anything contained in these rules, if the Listing Rules prohibit an act being done, the act shall not be done.

(b) Nothing contained in these rules prevents an act being done that the Listing Rules require to be done.

(c) If the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be).

(d) If the Listing Rules require these rules to contain a provision and they do not contain such a provision, these rules are deemed to contain that provision.

(e) If the Listing Rules require these rules not to contain a provision and they contain such a provision, these rules are deemed not to contain that provision.

(f) If any provision of these rules is or becomes inconsistent with the Listing Rules, these rules are deemed not to contain that provision to the extent of the inconsistency.

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